Exhibit 99.1

Westport Innovations Inc. Information for Shareholders	Annual and Special Meeting of Shareholders:

April 30, 2015
Management Information Circular
Dated March 11, 2015

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS		ii

SECTION 1: VOTING		1
SOLICITATION OF PROXIES		2
COMMUNICATION PROCESS FOR PROXY-RELATED MATERIALS		3
VOTING OF COMMON SHARES		3
MATTERS TO BE ACTED UPON		6
1.	Receipt of 2014 Financial Statements	6
2.	Election of Directors	6
3.	Appointment of Auditors	6

SECTION 2: BOARD OF DIRECTORS		10
NOMINEES FOR ELECTION TO THE BOARD		11
MANDATE AND CHARTER OF THE BOARD OF DIRECTORS		18
STRUCTURE AND COMPOSITION OF THE BOARD & ELECTION OF DIRECTORS		18
DIRECTOR COMPENSATION		21
ADDITIONAL DISCLOSURE RELATING TO THE DIRECTORS		25

SECTION 3: CORPORATE GOVERNANCE		27
STATEMENT OF CORPORATE GOVERNANCE PRACTICES		28
BOARD OF DIRECTORS COMMITTEES		28
ADVISORY BOARD		31
CODE OF CONDUCT AND ETHICS		31
DISCLOSURE POLICY		32

SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS		34
COMPENSATION DISCUSSION AND ANALYSIS		35
EXECUTIVE COMPENSATION FIGURES AND TABLES		46
PERFORMANCE GRAPHS		53
EQUITY COMPENSATION PLAN INFORMATION		56

SECTION 5: ADDITIONAL INFORMATION		67
ADDITIONAL INFORMATION		68

SECTION 6: SCHEDULES AND ATTACHMENTS		69

SCHEDULE "A" BOARD OF DIRECTORS' CHARTER		A-1
Board Leadership		A-3

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, APRIL 30, 2015

TO SHAREHOLDERS OF WESTPORT INNOVATIONS INC.

Notice is hereby given that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Innovations Inc. ("Westport") will be held at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia on Thursday, April 30, 2015 at 2:00 p.m. (Pacific time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited consolidated financial statements of Westport for the year ended December 31, 2014, together with the auditors' report on those statements;

2.	the election of directors of Westport for the next year;

3.	the appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration;

4.	the approval of certain amendments to Westport's Omnibus Incentive Plan; and

5.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments of the Meeting.

Shareholders are referred to the accompanying management information circular dated March 11, 2015 (the "Circular") for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada ("Computershare") as Shareholders of Westport on March 11, 2015 ("Registered Owners") may attend the Meeting in person and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 11, 2015 ("Beneficial Owners") who wish to attend the Meeting and vote should enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker's agent) and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or agent), well in advance of the Meeting. Registered and Beneficial Owners who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy. A person appointed as proxyholder does not need to be a shareholder of Westport. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying instrument of proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. For Registered Owners, the Proxy, or form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, (fax numbers: 1-866-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered owners may also vote by telephone or over the internet as described in the accompanying Proxy. For Beneficial Owners, the instrument of proxy provided by your broker (or the broker's agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can either call Broadridge's toll-free telephone line to vote, or access Broadridge's dedicated voting website at www.proxyvote.com.

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Only persons registered as holders of Common Shares on the records of Westport as of the close of business on March 11, 2015, are entitled to receive notice of the Meeting.

Dated as of the 11th day of March, 2015.

By the order of the Board of Directors

(Signed) Ashoka Achuthan

Ashoka Achuthan Chief Financial Officer

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SECTION 1:
VOTING

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SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by the management of Westport Innovations Inc. ("Westport" or the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport. This Meeting is to be held at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, on Thursday, April 30, 2015 at 2:00 p.m. (Pacific time) for the purposes set forth in the accompanying notice of Meeting (the "Notice"). Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile or oral communication by the directors, officers, or regular employees of Westport, at no additional compensation to them. The costs of the solicitation of proxies will be borne by Westport.

Appointment of Proxyholders and Revocation of Proxies

An instrument of proxy (the "Proxy") accompanies this Circular. The persons named in the Proxy are an officer of Westport and Westport's external legal counsel, who is expected to act as secretary for purposes of the Meeting. A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her at the Meeting. To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his or her appointee in the blank space provided. Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his or her own choosing ("Alternative Form of Proxy"). The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: 1-866-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.

A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his or her duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation. The document must be deposited either: (i) at the registered office of Westport (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting at which the Proxy or Alternative Form of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting. In addition, a Proxy or Alternative Form of Proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or (ii) in any other manner permitted by law.

Exercise of Discretion by Proxyholders

The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them. In the absence of such specification, the Proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; (ii) the appointment of auditors, as set forth in this Circular, at such remuneration as may be determined by the board of directors of Westport (the "Board of Directors" or the "Board"); and (iii) the amendments to Westport's Omnibus Incentive Plan (the "Omnibus Plan"), as set forth in this Circular. The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of Westport knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

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Signing of Proxy

A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity (following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport or Computershare).

COMMUNICATION PROCESS FOR PROXY-RELATED MATERIALS

Westport uses the notice-and-access process as its method of communication with beneficial shareholders for shareholder voting and proxy-related materials.

Notwithstanding the notice-and-access process, the Business Corporations Act (Alberta) ("ABCA") requires Westport to deliver a written copy of the annual financial statements to registered shareholders unless such registered shareholders provide Westport with written consent to electronic delivery.

Broadridge Financial Solutions, Inc. ("Broadridge") is the approved intermediary for mailing proxy-related materials to beneficial owners (both objecting and non-objecting). Computershare, Westport`s transfer agent, is the approved intermediary for mailing proxy related materials to registered shareholders.

The notice-and-access method is consistent with Westport's sustainability objectives to reduce environmental impact and allows Westport to significantly reduce costs associated with printing and mail delivery.

VOTING OF COMMON SHARES

Voting of Common Shares - General

As at March 11, 2015, there were 63,917,009 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders. Only persons registered as Shareholders on the share register maintained by Computershare ("Registered Shareholders") as of the close of business on March 11, 2015 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Shareholders who do not hold Common Shares in their own name on the share register maintained by Computershare are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise voting rights. Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than 10 days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his or her name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.

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Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the share register maintained by Computershare as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the share register maintained by Computershare. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by his or her broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs"). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.

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These proxy-related materials are being sent to registered and, through use of the notice-and-access process, non-registered owners of Common Shares. Non-registered owners of Common Shares will receive these proxy-related materials through the use of the notice-and-access process (see "Communication Process for Proxy-Related Materials").

Westport's OBOs can expect to receive their materials related to the meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents as set out above.

Principal Holders of Common Shares

As at March 11, 2015, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendents Trust maintains direct or indirect control or direction over 9,848,559 common shares, representing approximately 15.4% of the issued and outstanding Common Shares.

To the knowledge of the directors and executive officers of Westport, as of the effective date of this Circular, there are no other persons who beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.

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MATTERS TO BE ACTED UPON

1.	Receipt of 2014 Financial Statements

Westport's financial statements for the fiscal year ended December 31, 2014 will be forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the ABCA being met with the advance circulation of such financial statements. If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

2.	Election of Directors

In 2014, Westport elected nine directors. The Board of Directors has fixed the number of directors to be nominated at the Meeting for 2015 at 10. Each director will be elected individually and not as a slate. All of the current nominees, with the exception of Mr. Caron and Mr. Pearce, were elected as directors by the Shareholders at last year's annual and special meeting of Shareholders. Mr. Caron joined the Westport Board of Directors effective August 14, 2014. All of the proposed nominees, with the exception of Mr. Pearce, are currently directors of the Corporation and have agreed to serve as directors if elected. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is vacated earlier in accordance with the by-laws of Westport or applicable law.

Unless otherwise directed, the persons named in the Proxy intend to vote in favor of the election, as directors of Westport, of the nominees whose names are set forth in this Circular in Section 2 – Board of Directors.

Majority Voting Policy

The Board of Directors has adopted a majority voting policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Chairman of the Board of Directors who will provide notice of such resignation to the Nominating and Corporate Governance ("NCG") Committee of the Board of Directors for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The NCG Committee shall consider the resignation and shall provide a recommendation with respect to such resignation to the Board of Directors. The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued by Westport announcing the Board of Director's determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

3.	Appointment of Auditors

The firm of KPMG LLP served as independent auditor for Westport for the period January 1, 2014 to April 24, 2014. The firm of Deloitte LLP was nominated and subsequently elected and appointed as the auditor of the Corporation effective April 24, 2014.

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Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that Deloitte LLP be nominated for appointment as independent auditor for the current fiscal year.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Deloitte LLP, Chartered Accountants, of 1055 Dunsmuir Street, British Columbia, as the auditor of the Corporation to hold office for the ensuing year at remuneration to be fixed by the Board of Directors.

4.	Amendment to the Omnibus Plan

At the Meeting, Shareholders will be asked to approve an ordinary resolution authorizing an annual extension to the authorized Common Shares reserved for issuance under the Omnibus Plan. For further detail on this issue and Westport’s compensation programs, see Section 4 starting on page 34. Typically, the majority of senior executive compensation is tied to Westport long-term shareholder value through equity-based awards that vest over time, and include performance share units ("PSUs") that are based on pre-determined performance metrics aligned with shareholder value. Equity-based grants, in general, are used deep into the organization to align and incentivize key employees with the interests of shareholders.

The shareholder-approved Omnibus Plan is not a so-called "evergreen" plan. For further clarity, when share options ("Options"), share units (restricted share units ("RSUs") and PSUs together, "Units") and related equity-based incentives are issued, vested and eventually exercised they are not automatically replenished in the pool (the "Omnibus Pool"). Faced with the challenge of retaining and incentivizing employees and the Corporation’s goal of reducing cash used in operations, regular extensions to the Omnibus Pool are required to allow the Board to continue to use equity-based long term incentives. The outcome is an incentive plan with a stronger alignment with shareholder interests in ultimate share price performance which helps preserve the necessary capital throughout this period of uncertainty with both current volatile energy prices and macroeconomic impacts and which aids in the retention and fair compensation of key employees in the process.

Since 2010, as indicated in the table below, historically Westport has been well below the 25th percentile of share dilution from compensation plan usage amongst its peers. These amounts include PSUs that may in fact never vest unless the underlying performance metrics are achieved.

	2014	2013	2012	2011	2010
Peer 75th Percentile	4.10%	4.44%	4.49%	3.93%	4.34%
Peer 50th Percentile	2.90%	2.72%	3.42%	2.77%	3.01%
Peer 25th Percentile	2.10%	1.76%	2.38%	2.18%	2.17%
Westport Share Usage	2.7%*	1.29%	1.77%	0.56%	1.00%

* 2014 share dilution refers to the sum of typical January long term incentive grant of 1.22% plus the October top-up grant of 1.5% approved by the Board. This amount excludes the one-time salary adjustment and 2015 pull-ahead grant approved in October. See below for discussion.

Peer data for 2010 to 2014 provided by Frederic W. Cook & Co., Inc.

In late 2014, due to the reduction in energy prices, the related industry impact and the desire to preserve cash, the Corporation took action to eliminate programs, reduce staff and institute tight expense controls. Executives accepted reduced salaries, and waived cash bonuses for 2014 and 2015 in return for Common Shares to be issued over three years. The Board also pulled ahead the normal course of business January 2015 long-term equity grant as a retention incentive.

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This, combined with the significant drop in Westport's share price, resulted in a grant in October 2014 that was significantly higher than usual at 2.7% plus an extraordinary 2015 pull-ahead and special one-time salary adjustment grant that totaled 4.3%. 62% of these grants for named executive officers ("Named Executive Officers" or "NEOs") were in the form of PSUs. The 2.7% is still well within the average and only reaches the 50th percentile from previous years’ peer group results. The Board expects that equity-based compensation will continue to be an important motivation and retention tool as we adjust the business plan to reflect the new market conditions, but there are no current plans to repeat the special and extraordinary grants of 2014. We expect Omnibus Plan utilization to move toward the median, or about 3% per year on average, due to the need to continue to offer competitive retention and performance awards and to continue to attract and retain the global industry leaders we need to execute our strategic plan.

The proposed amendments to the Omnibus Plan are intended to: (i) provide Westport with flexibility in issuing awards to its employees, officers, contractors and directors as Westport's business expands; (ii) provide more flexibility to award recipients with respect to the date for settlement of vested RSUs and PSUs; and (iii) to address certain housekeeping changes. We are seeking approval by Shareholders to increase the number of Common Shares reserved for issuance pursuant to awards available for grant pursuant to awards under the Omnibus Plan by 1,900,000, being an amount that will allow the Board to grant equity awards at roughly the 3.0% annual rate (1,900,000 shares for 2014) as seen in our peer group between 2010 and 2013.

Additionally, prior to amendment the Omnibus Plan provided that, unless otherwise determined by the Human Resources and Compensation Committee of the Board (the "HRC" Committee), all RSUs and PSUs were to be settled in exchange for shares or cash, as applicable, as soon as practicable following vesting. The proposed amendments to the Omnibus Plan would amend such provision to require instead that all vested RSUs and PSUs be settled for shares or cash, as applicable, as soon as practicable following receipt by Westport of notice of exercise of such award, provided that settlement and payment in respect of RSUs and PSUs be made: (i) to participants who are U.S. taxpayers by the date that is 2 ½ months after the end of Westport's first taxable year in which the RSU and/or PSU is no longer subject to substantial risk of forfeiture; and (ii) to Canadian participants by the date that is no later than December 15 of the third calendar year following the calendar year in which the participant rendered the employment services in respect of which the award is made.

Additional amendments to the Omnibus Plan proposed for approval include certain housekeeping changes. More information on the amendment to the Omnibus Plan can be found on page 44.

The Board of Directors has approved the proposed amendment to the Omnibus Plan, subject to receipt of applicable regulatory and shareholder approvals. At the Meeting, shareholders will be asked to consider and, if thought fit, approve the following resolution:

"BE IT RESOLVED THAT:

1.	Westport Innovations Inc.'s (the "Corporation's") Omnibus Incentive Plan (the "Plan") shall be amended: (a) to allow the Corporation to issue up to an additional 1,900,000 equity-based incentive awards; (b) to allow Restricted Share Units and Performance Share Units to be settled as soon as practicable following receipt by the Corporation of a notice of exercise of such awards, subject to the maximum limits described in the Corporation's management information circular dated March 11, 2015 (the "Circular"); and (c) to provide for certain other housekeeping changes, all as further described in the Circular.

2.	Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolution."

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Approval Requirements

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast by shareholders, present in person or by proxy, at the Meeting.

Unless otherwise instructed, the persons named in the form of proxy enclosed with this management proxy circular intend to vote FOR the resolution approving the proposed amendment to the Omnibus Plan.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise set forth herein, management of Westport is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director or proposed nominee for election as director, or executive officer or anyone who has held office as such since January 1, 2014, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting other than the election of directors.

Currency and Nomenclature in this Management Information Circular

Unless otherwise specified, all currency amounts are stated in United States dollars. All references to “dollars”, “$” or “US$” are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars.

Unless otherwise stated, references to "we", "us", "our", "Westport" or the "Corporation" are to Westport Innovations Inc. and all of its wholly-owned and majority-owned subsidiaries and consolidated joint ventures.

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SECTION 2:
BOARD OF DIRECTORS

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NOMINEES FOR ELECTION TO THE BOARD

Westport has not established strict term limits for members of its Board of Directors however Westport is, and has historically been, committed to renewing, on a measured basis, the Board of Directors. A review and assessment of Westport's Board of Directors is conducted annually and Westport periodically reviews and rotates both Chair and Committee Chair succession in an effort to ensure a diversity of views. The NCG Committee regularly reviews and discusses Board succession and Westport has historically utilized its Advisory Board as a means of assessing and integrating new members into the Board of Directors. By means of example, each of Brenda Eprile and Joseph Caron were members of Westport's Advisory Board prior to becoming Westport Board members. The nominees proposed for election as directors below further reflects Westport's commitment to Board renewal and succession.

The following table and accompanying notes set forth the names and municipalities of residence of all persons proposed to be nominated for election as directors, the positions with Westport now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport, and the number of securities of Westport owned by them or over which they exercised control or direction as at the Record Date.

Dr. Warren J. Baker (76), a US citizen, of Avila Beach, California, USA, joined the Board of Directors in September of 2002.  He is currently Chair of the Innovation Committee. Helping drive Westport's innovation and technology path, Dr. Baker has led a distinguished career in science and technology including the US National Science Board under President Reagan. More recently, Dr. Baker retired as President Emeritus of California Polytechnic State University in San Luis Obispo, California,   having served as President from 1979 until August 1, 2010.   Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a former member of the board of directors of the California Council for Science and Technology, and a former member of the US Business-Higher Education Forum.  Dr. Baker has served as a member of the US National Science Board appointed by President Reagan serving two terms from 1985 to 1994. He has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the Audit Committee, the Governance Committee, and Human Resources and Compensation Committee. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is currently Chair of the Board of Governors, US – Mexico Foundation for Science.

Chair of the Innovation Committee

Member of the Human Resources and Compensation Committee

Member of the Nominating and Corporate Governance Committee

41,027 Common Shares(2)

17,889 Units(2)

8,570 Options(2)

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M.A. (Jill) Bodkin (71), a Canadian citizen, of Vancouver, British Columbia, Canada, became Chairman of the Board on August 1, 2014 Helping Westport invest and grow has been a passion for Ms. Bodkin since she joined the board in July of 2008. Ms. Bodkin brings a significant amount of public company and venture capital markets expertise and a distinguished background with the BC Securities Commission and Ernst & Young LLP. She has been Corporate Director and Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. A director of public and private companies, Ms. Bodkin is also the President of Yaletown Venture Partners VCC, Vancouver, and on boards of Valemount Glacier Destinations, Exro Technologies, Syracuse University's Maxwell School of Citizenship and Public Affairs, and Vancouver Opera. From 2004 to 2011, Ms. Bodkin was Director for Canada for KCTS 9 Television, the Seattle based Pacific Northwest PBS station. She is a Governor and former Chair of the Vancouver Board of Trade, as well as a former Director of the Laurentian Bank of Canada and President of the Board of Pacific Coast Public Television. She has served on the Audit Oversight Council for the Canadian Institute of Chartered Accountants, advisory boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and as a Trustee of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation. After her early career in trade and finance in Canada's capital, Ms. Bodkin was appointed, in 1981, British Columbia's first woman Deputy Minister, responsible for financial institutions, then served as founding Chair of the BC Securities Commission. From 1987 to 1996, she was a Corporate Finance Partner with Ernst & Young LLP, advising on financing technology companies and capital projects in North America and Asia. Her mid-career graduate studies were in public finance at the Maxwell School, and she has been an Executive in Residence at UBC's Faculty of Business.

Chairman of the Board of Directors

Member of the Audit Committee(1)

Member of the Human Resources and Compensation Committee

Member of the Innovation Committee

Member of the Nominating and Corporate Governance Committee

Member of the Strategy Committee

11,218 Common Shares(2)

20,168 Units(2)

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Joseph P. Caron (67), a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board of Directors in August, 2014. Mr. Caron provides an international business and government perspective with a career as Canadian Ambassador to the People's Republic of China and for the Canadian Embassy as Minister Plenipotentiary and Head of Chancery in Japan. With operations on five continents and 10 countries, Mr. Caron's experience is a great addition. Mr. Caron began his international relations career in 1972 as a member of the Trade Commissioner Service. His knowledge of the Japanese language led to assignments in Japan for over 17 years in government and business, including the Canadian Embassy as Minister Plenipotentiary and Head of Chancery. He also subsequently held several positions related to Asian and international economic affairs for the Canadian Government, including serving the Foreign and Defence Policy Secretariat of the Privy Council Office. From 2001 to 2005, he served as Canadian Ambassador to the People's Republic of China with concurrent accreditation in the Democratic People's Republic of Korea (North Korea) and Mongolia. In 2005, he was named Canadian Ambassador to Japan and, in 2008, he served as High Commissioner to the Republic of India. Mr. Caron has been awarded an Honorary Doctorate from Meiji Gakuin University in Tokyo and has also been named a Distinguished Fellow of the Asia Pacific Foundation of Canada as well as a Honorary Fellow of the Institute of Asian Research of the University of British Columbia. Mr. Caron is a Board member of Manulife Financial Corporation and Vancouver International Airport. He is also Vice-Chair of the Board of the Canada China Business Council, B.C. Branch. Mr. Caron was also a Strategic Advisor, Asia Pacific at Heenan Blaikie LLP. Mr. Caron obtained a Bachelor of Arts degree with Honours from the University of Ottawa in 1970.	Member of the Human Resources and Compensation Committee 10,211 Common Shares(2) 11,899 Units(2)
David R. Demers (59), a Canadian citizen, of Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a member of the Board of Directors since the Corporation was formed in March of 1995. Mr. Demers brings an entrepreneurial spirit and an unmatched drive to make Westport's technology and company a global success. Mr. Demers holds a Bachelor of Science (Physics) degree and a Juris Doctor (Law), both from the University of Saskatchewan. Mr. Demers started his career at IBM Canada and has been involved in the formation and growth of several successful technology companies. He is currently a member of the board of directors of Primero Mining Corp. (NYSE:PPP) and ECRI, a private software company, as well as several Westport subsidiaries and ventures in which Westport has an equity interest.	Chief Executive Officer Member of the Innovation Committee Member of the Strategy Committee 127,257 Common Shares(2) 423,172 Units(2)(3)

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Brenda J. Eprile (60), a Canadian citizen of North York, Ontario, Canada was appointed to Westport's Board of Directors in October of 2013 and brings extensive financial experience and acumen. Ms. Eprile is Chair of the Human Resources and Compensation Committee. Ms. Eprile's familiarity with Westport as a former Advisory Board member and her deep understanding of public companies is valuable to Westport as it continues to grow and business evolves. Ms. Eprile is the owner and principal at Eprile & Company Inc., a boutique consulting firm serving a wide variety of clients on a range of regulatory and compliance issues. Prior to this, Ms. Eprile was the Managing Director of Sanford Eprile and Company from 2012 until June 2014. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1998 to 2000, Ms. Eprile was a Partner at Deloitte LLP and created a regulatory advisory practice for the Canadian member firm of Deloitte LLP focusing on public companies and financial services firms. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. From 1982 to 1985, Ms. Eprile was an audit and accounting staff member at Coopers and Lybrand serving a variety of industry sectors including financial services and industrial products. Ms. Eprile is a Fellow Certified Professional Accountant (FCPA), and received an ICD.D from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is the past Chair of the Board of Canada's National Ballet School.	Chair of the Human Resources and Compensation Committee Member of the Audit Committee(1) 9,200 Common Shares(2) 17,379 Units(2)
Philip B. Hodge (49), a Canadian citizen, of Calgary, Alberta, Canada has been a member of the Board of Directors since June of 2012 and is Chair of the Nominating and Corporate Governance Committee. Mr. Hodge has returned to Westport as a director after working at Westport as Vice-President and General Counsel from 2000 to 2006. Mr. Hodge demonstrated strong leadership at Westport through developing and managing strategic partnerships with various industry partners, and acted in a key role in the Cummins Westport and Weichai Westport joint venture formation. Mr. Hodge's diverse background in finance and law, combined with his experience in the oil and natural gas industry is an asset to Westport's Board of Directors and its committees. Mr. Hodge is the President, Chief Executive Officer and Director of Pine Cliff Energy Ltd., a Canadian junior oil and natural gas company listed on the Toronto Venture Exchange since January 2012. Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration, one of the largest conventional oil and natural gas producers in North America. Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks. From 2000 to 2006, Mr. Hodge was Vice-President and General Counsel of Westport where he was responsible for legal, corporate governance, strategic partnership and corporate development functions, as well as the formation and growth of the company's business in China. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, a Canadian national law firm, practicing in that firm's securities and mergers and acquisitions teams in its Calgary office. Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.	Chair of the Nominating and Corporate Governance Committee Member of the Strategy Committee 20,594 Common Shares(2) 17,379 Units(2)

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Dr. Dezsö J. Horváth (72), a Canadian citizen, of Toronto, Ontario, Canada, has been a member of the Board of Directors since September of 2001 and is Chair of the Strategy Committee. Dr. Horváth's rich history in strategy and academia brings the necessary process and attention to detail that helps turn the board and management's vision into a reality. Dr. Horváth is an internationally renowned strategist and educator with recognition as a Member of the Order of Canada and the recipient of the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada. He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He is an Electrical Engineer and holds several degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a director of Inscape Corporation (since 2003), Samuel, Son & Co. Limited (since 2007) and UBS Bank (Canada) (2009). He is also a director of The Toronto Leadership Centre (since 1998) and the Canada-India Business Council (C-IBC) (since 2009). As well, he is on the International Advisory Council of the St. Petersburg University School of Management, Russia (since 1996), Guanghua School of Management, Peking University, China (since 2007), Fundaçäo Dom Cabral (FDC), Brazil (since 2009). Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada. In 2012, he received the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada.	Chair of the Strategy Committee Member of the Audit Committee(1) 63,843 Common Shares(2) 8,570 Options(2) 17,889 Units(2)

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Douglas R. King (72) a US citizen, of Hillsborough, California, USA, has been a member of the Board of Directors since January of 2012. Mr. King's appointment highlights the Corporation's commitment to strong corporate governance and financial oversight. Mr. King's extensive experience in finance, accounting and public company audits, combined with his experience in the technology and alternative fuel industries, is an asset to Westport's Board of Directors and its committees. Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Mr. King served as the Managing Partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002. Currently, Mr. King is a member of the board of directors, Chairman of the audit committee, and member of the nominating and corporate governance committee at Silicon Graphics International Corp. ; member of the board of directors, Chairman of the audit committee, member of the nominating and corporate governance and finance committees at SJW Corp.; and a member of the board of directors, Chairman of the audit committee and member of the executive compensation committee of the private company Adaptive Spectrum and Signal Alignment, Inc. Previously, Mr. King was a member of the board of directors, Chairman of the audit committee, and member of the nominating and corporate governance committee at Fuel Systems Solutions from April 2006 until July 2010 and a member of the board of directors, Chairman of the audit committee and member of executive compensation and special committees of Marvell Technology Group from April 2004 until October 2007. Mr. King has a Bachelor of Science degree from the University of Wisconsin (Madison) and a Masters of Business Administration degree from the University of Arkansas.	Chair of the Audit Committee(1) Member of the Nominating and Corporate Governance Committee 11,738 Common Shares(2) 17,889 Units(2)
Gottfried (Guff) Muench (63), a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board of Directors in July of 2010. Mr. Muench has a strong history in the natural gas transport industry serving as the first President of Cummins Westport from 2001 to 2002. His career experience and success at Cummins as one of the leading Cummins distributors is of great assistance to Westport and the Board of Directors as the Corporation focuses its efforts on product commercialization. Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager–Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana. In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada that now serves customers in eight different provinces and territories.	Member of the Innovation Committee Member of the Strategy Committee 25,563 Common Shares(2) 16,231 Units(2)

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Douglas G. Pearce (62), a Canadian citizen of Kelowna, British Columbia, Canada has over 35 years of experience in financial management and capital markets. Mr. Pearce was the founding Chief Executive Officer and Chief Information Officer of the British Columbia Investment Management Corporation ("bcIMC") from 1999 until his retirement in 2014 and also led bcIMC’s predecessor as Director of Investments from 1988. bcIMC manages a globally diversified portfolio on behalf of more than 500,000 pension plan beneficiaries and clients: public sector pension plans, public trusts, and insurance funds. Mr. Pearce was responsible for the safety of these assets under management that demanded his sound investment judgment and a socially responsible perspective while growing the portfolio from C$9.4 billion in 1988 to C$114 billion by 2014. Over this time, Mr. Pearce introduced new asset types and international markets to the portfolio including infrastructure projects in Chile, real estate in China, and private equity in India, and has shown his tenacity at being able to actively respond to market changes while continuing to build for the future. Mr. Pearce brings proven leadership skills in strategy development, risk management, and strong governance practices. Mr. Pearce was the Director of the Canadian Coalition for Good Governance from 2006 to 2008 and then Chair from 2008 to 20012, and promotes standards that are fair, transparent, and informed. Doug has also served as a Director at Bentall Kennedy LLP since 2013 (previously on the board of Bentall Corporation), as an Advisory Board Member at the University of British Columbia’s Sauder School of Business since 2006, and became an Advisory Board Member at the Pacific Pension Institute in 2014 where he also served as past Chairman from 2000 to 2005. The Pacific Pension Institute is a nonprofit educational organization that assists investment funds worldwide with carrying out their fiduciary responsibilities, especially with respect to Asia and the Pacific region. Mr. Pearce has a Bachelor of Commerce from the University of Calgary, has completed executive education programs at Harvard Business School and the London School of Business, and holds an ICD.D designation from the Institute of Corporate Directors in Canada.	0 Common Shares(2) 0 Units(2)

Notes:

(1)	For further information on the Audit Committee's composition, mandate and other matters please refer to the section entitled "Audit Committee Matters" in Westport's Annual Information Form.

(2)	The number of Common Shares, Options, and Units beneficially owned or controlled are provided as at March 11, 2015. The information as to this number, not being within the knowledge of Westport, has been furnished by the respective nominees. The number of Common Shares held by directors vary in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.

(3)	Certain of such Units are subject to a performance factor and may result in the issuance of more (up to two times) or less Common Shares then represented by the number of Units.

Westport has a compensation policy for its non-management directors of primarily compensating such directors with an annual retainer payment and equity-based compensation. See information in this Circular under the heading "Director Compensation".

Nomination of Directors

To identify new candidates for nomination to the Board of Directors, the Board of Directors has appointed an NCG Committee whose responsibilities are described below under the heading "Nominating and Corporate Governance Committee".

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Any new appointees or nominees to the Board of Directors must have a favorable track record in general business management, special expertise in areas of strategic interest to Westport, and the ability to devote the time required and a willingness to serve as a director.

MANDATE AND CHARTER OF THE BOARD OF DIRECTORS

In general terms, the Board of Directors is responsible for the overall stewardship of Westport and is charged with overseeing the management of the business and affairs of Westport pursuant to its bylaws and applicable law, and together with executive management, pursuing the creation of long term shareholder value.

Each director and officer of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors conducts its business under the guidance of the Westport Board of Directors Charter (the "Charter"), which is attached as Schedule "A" to this document. The Charter is reviewed every year and is updated in accordance with new regulation and new governance practices. The Charter also works in conjunction with the various charters of the committees of the Board of Directors (the "Committees") and with the various position descriptions of the Board and executive management. All of these documents can be found on our website at http://www.westport.com/investors/corporate-governance.

As can be seen from the Charter, the Board of Directors has a number of core responsibilities, including developing and fostering appropriate corporate culture, executive leadership and oversight, corporate communications, corporate governance, overseeing long-term strategic planning, approving an annual operating plan and budget, reviewing material financing activities, reviewing and approving material transactions including acquisitions or divestitures, and establishing and overseeing Westport's risk assessment and internal controls processes.

 STRUCTURE AND COMPOSITION OF THE BOARD & ELECTION OF DIRECTORS

The NCG Committee has the responsibility of recommending the size of the Board of Directors. Currently the Board of Directors consists of ten directors. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors in order to effectively fulfill its mission. To that end the NCG Committee annually reviews the composition of the Board of Directors and individual director contributions, as well as potential candidates for election as Westport directors, and recommends directors for election by Shareholders.

Directors are individually nominated and elected annually at Westport's Shareholder meetings. There are no term limits for directors since the directors are subject to an election by shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director will immediately submit his or her resignation to the Chair of the Board of Directors (the "Board Chair") in accordance with Westport’s Majority Voting Policy.

Duties of Directors

The fundamental responsibility of the directors is to promote the long term best interests of Westport, rather than the interests of any individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.

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All directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices.

Board Leadership

The Board Chair sits at the intersection between the Board of Directors and executive management and although the Board Chair is also a director and shares all of the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities:

•	He or she will preside at all meetings of the Board of Directors and at meetings of Shareholders, or delegate a substitute chair if necessary.

•	He or she will represent the Board of Directors in discussions with third parties, including Westport shareholders and other stakeholders as well as business partners, suppliers, regulators and professional advisors of all kinds.

•	The Board Chair will appoint all Committee chairs annually.

•	In conjunction with the NCG Committee Chair, he or she is responsible for assessing the overall effectiveness of the Board of Directors and each of the committees of the Board (the "Committees") and taking appropriate action to improve Board of Directors performance.

•	He or she will often lead special projects or take on special assignments from the Board of Directors.

•	He or she is responsible for ensuring that the Board of Directors in fact operates independently from management and, for example, will ensure executive sessions of independent directors will be held at each meeting of the Board of Directors.

The Board Chair is elected annually by the independent directors immediately after the annual shareholder meeting.

Board Independence and Effectiveness

Westport believes an effective Board of Directors necessarily has a high degree of independence from management and, although a working culture of trust and collaboration must exist with executive management in order for Westport to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport and its Shareholders. To that end, the Board of Directors has adopted several organizational principles:

•	The Board of Directors must have a majority of independent directors. Today, all directors except Mr. Demers, who is the CEO, are considered to be independent within the meaning of National Policy 58-201 – Corporate Governance Guidelines and the listing rules of the NASDAQ Stock Market (the "NASDAQ").

•	The Board of Directors has formed three standing Committees and delegated specific responsibilities to each Committee. Each Committee will operate under a charter, and has a Chair responsible for leadership and overall operation of the Committee. The Standing Committees are: the Audit Committee, the HRC Committee, and the NCG Committee.

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•	The Board in 2014 also had two other operating Committees, the Strategy Committee and the Innovation Committee. These operating Committees work closely with the CEO and management to develop engagement and understanding of key strategic challenges and projects within the Corporation during the year.

•	The Audit Chair, the NCG Chair and the HRC Chair will only be held by independent directors and all members of these Committees will be independent directors.

•	At every Board and standing Committee meeting, time is set aside for discussion among the independent directors after management has been dismissed.

•	The Board of Directors has also formed an advisory board (the "Advisory Board") to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the directors.

Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the CEO and Board Chair, who will then bring recommendations to the full Board of Directors for approval. These functions include:

(a)	revising the Charter from time to time;

(b)	developing a position description for the Board Chair (and Lead Director, if the Board Chair is not an independent director) and the Chairs of each Committee; and

(c)	developing a position description for the CEO, as well as indicators to measure the CEO's performance.

Position Description for the Board Chair and Committee Chairs

The Board of Directors has established written descriptions of the positions of the Board Chair, and a general position description for the chair of the Committees. A copy is posted and available on the Westport website at http://www.westport.com/company/investors/corporate-governance.

Position Description for Chief Executive Officer

The Board of Directors has adopted a written position description for the CEO a copy of which is posted and available on the Westport website at http://www.westport.com/company/investors/corporate-governance.

Orientation and Continuing Education

Westport's orientation program includes meetings with the Board Chair to better understand the role of the Board of Directors, its Committees and its directors and with executive officers to understand the nature and operations of Westport's business. New members of the Board of Directors are also provided with copies of the Charter and charters of the Committees, the most recent strategic plan and other pertinent information. Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to Westport. Westport encourages its directors to undertake additional continuing education and budgets an amount equal to $2,000 per director, per year, for such continuing education.

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Meetings of the Board of Directors

The Board of Directors meets as necessary during the year. Quorum for Board of Directors meetings requires a majority of the Board of Directors members to be in attendance, including at least 25% resident Canadian directors.

The Board of Directors had seven meetings in Westport's last fiscal year, four times in person, and five times by telephone conference call. At every meeting time is set aside for independent directors to meet without management present to discuss any procedural or substantive issues.

The Audit Committee meets at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management's discussion and analysis ("MD&A"), and related filings. The HRC Committee meets at least twice annually.

The following table reflects the attendance of each of the directors for the year ended December 31, 2014 for meetings of the Board of Directors and the Audit Committee.

Name	Board Meetings In Person	Board Meetings Telephonic(1)	Audit Committee(2)	In Person Board and Audit Committee Meetings (if a member) Individual Attendance Rate
Dr. Warren J. Baker	4 of 4 = 100%	3 of 5 = 60%	—	100%
John A. Beaulieu	4 of 4 = 100%	5 of 5 = 100%	5 of 6 = 83%	100%
M.A. (Jill) Bodkin	4 of 4 = 100%	5 of 5= 100%	12 of 12= 100%	100%
Joseph P. Caron	1 of 1 = 100%	2 of 2 = 100%	—	100%
David R. Demers	4 of 4 = 100%	5 of 5 = 100%	—	100%
Brenda J. Eprile	4 of 4 = 100%	4 of 5 = 80%	8 of 8 = 100%	100%
Philip B. Hodge	4 of 4 = 100%	5 of 5 = 100%	6 of 6 = 100%	100%
Dr. Dezsö J. Horváth	4 of 4 = 100%	4 of 5 = 80%	11 of 12 = 92%	100%
Douglas R. King	4 of 4 = 100%	5 of 5 = 100%	12 of 12 = 100%	100%
Gottfried (Guff) Muench	4 of 4 = 100%	4 of 5 = 80%	—	100%

Notes:

(1)	Board telephonic meetings are typically for informational updates or for decisions that require immediate action, so advance scheduling may not allow every director to participate in all meetings. Directors are expected to attend scheduled in-person meetings.

(2)	Board meetings were held as necessary to approve the financial statements immediately after the Audit Committee meetings.

DIRECTOR COMPENSATION

The Board of Directors annually reviews and approves director compensation that recognizes the directors' time commitments and compensation to ensure compensation is in line with other directors of comparable companies.

In 2014, non-management directors were paid a base retainer of $55,000, with the Board Chair receiving a retainer of $110,000.  Directors receive a fixed annual retainer for services rather than a fee per meeting. Members of the NCG Committee also receive an additional retainer of $7,500; the Chair of the NCG Committee receives $15,000. Members of the HRC Committee or the Audit Committee receive an additional retainer of $8,500; the Chair of the HRC Committee receives $15,000 and the Chair of the Audit Committee receives $20,000. Members also receive $7,500 for participating in the Operating Committees.

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In 2014, each non-management director who was not a Committee Chair or the Board Chair received an amount equal to $150,000 in Units.  The Committee Chairs each received an amount equal to $170,000 in Units and the Board Chair received an amount equal to $190,000 in Units.

Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or Committee meetings.

In October 2014, Directors voluntarily agreed to waive 15% of their cash retainer for 2015 and accept RSUs valued at C$6.65 per RSU for the balance. A special grant of RSUs was made as a result, which vested 50% on the date of grant and 50% one year from the date of grant. In addition, consistent with the decision to pull ahead the 2015 long-term incentive (“LTI”) grants to senior executives as described further on page 43, Directors were also granted awards for the planned 2015 share-based award, which vested 50% on the date of grant and 50% one year from the date of grant. These amounts are shown in the 2014 Director Compensation Summary Table below, under the heading "2014 Special and Extraordinary Share Based Awards".

2014 Director Compensation Summary Table

The following table sets forth all compensation (excluding expense reimbursement) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport to the following individuals who were directors of Westport during the 2014 fiscal year, excluding Mr. Demers who was an NEO as defined in Form 51-102F6 – Statement of Executive Compensation ("Form 51-102F6") and receives no compensation for his service as a director.

No Options are granted to directors and there is no other non-equity incentive program.

Name	Fees earned (US$)	2014 Ordinary Share-based awards (US$)(1)	2014 Special and Extraordinary Share-based awards (US$)(2)	All other compensation (US$)(3)	Total (US$)
John A. Beaulieu	101,771	191,326	140,355	$ 45,000	331,726
Dr. Warren J. Baker	83,937	171,194	159,924	N/A	331,118
M.A. (Jill) Bodkin	104,375	171,194	186,807	N/A	358,001
Joseph P. Caron(4)	16,937	50,051	140,355	N/A	190,406
Brenda J. Eprile	67,812	176,038	159,924	N/A	335,962
Philip B. Hodge	73,812	151,042	159,924	N/A	310,966
Dr. Dezsö J. Horváth	76,437	171,194	159,924	N/A	331,118
Douglas R. King	80,437	171,193	159,924	N/A	331,118

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Name	Fees earned (US$)	2014 Ordinary Share-based awards (US$)(1)	2014 Special and Extraordinary Share-based awards (US$)(2)	All other compensation (US$)(3)	Total (US$)
Gottfried (Guff) Muench	68,187	171,194	140,355	N/A	311,549

Notes:

(1)	This represents the total deemed value of the Units granted to each director representing the ordinary retainer equity component as described above. This amount represents the accounting fair value determined at the time of grant, not the value of share units that vested during the year or the value actually received by the Director. Equity grants typically vest over multiple years and actual value received depends on the share price upon vesting.

(2)	This represents the total deemed value of the extraordinary pull-ahead Units granted to each director in October 2014 to provide continuity through the 2015 calendar year, and the special grants in lieu of the 15% reduction in cash retainer agreed to by all directors. These special and extraordinary grants vest 50% immediately and 50% on the first anniversary. The amount reported is based on the grant date fair market value of the award.

(3)	John Beaulieu retired as Chairman of the Board on July 31, 2014 after many years as a director and Board Chair. Westport awarded Mr. Beaulieu a 2012 Ford F250 truck equipped with the Westport WiNG™ Power System, previously used as a sales demonstration unit, as a retirement gift and in recognition of his efforts to establish compressed natural gas refueling infrastructure in his home state of Oregon. The value shown is the depreciated value of the truck grossed up for tax paid on Mr. Beaulieu’s behalf.

(4)	Joseph Caron was appointed to the Board of Directors effective August 14, 2014. Mr. Caron was previously a member of Westport’s Advisory Board.

Incentive Plan Awards

The following table and notes thereto set out information concerning all option-based and share-based awards outstanding at December 31, 2014 for the following individuals who were directors of Westport during the year ended December 31, 2014, excluding Mr. Demers who was also a NEO and receives no compensation for his service as a director.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option Expiration Date	Value of unexercised in-the-money Options (US$)(1)	Number of Common Shares or Units of Common Shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested (US$)(3)
John A. Beaulieu	N/A	N/A	N/A	N/A	16,740	62,609
Dr. Warren J. Baker	4,285 4,285	9.03 12.81	19-Jul-15 6-Aug-16	0 0	17,889	66,909

M.A. (Jill) Bodkin	N/A	N/A	N/A	N/A	20,168	75,432
Joseph P. Caron(4)	N/A	N/A	N/A	N/A	11,899	44,500
Brenda J. Eprile	N/A	N/A	N/A	N/A	17,379	65,001

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	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option Expiration Date	Value of unexercised in-the-money Options (US$)(1)	Number of Common Shares or Units of Common Shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested (US$)(3)
Philip B. Hodge	N/A	N/A	N/A	N/A	17,379	65,001
Dr. Dezsö J. Horváth	4,285 4,285	9.03 12.81	19-Jul-15 6-Aug-16	0 0	17,889	66,909

Douglas R. King	N/A	N/A	N/A	N/A	17,889	66,909
Gottfried (Guff) Muench	N/A	N/A	N/A	N/A	16,231	60,704

Notes:

(1)	This amount is based on the difference between the closing price of the Common Shares underlying the Options on the NASDAQ as at December 31, 2014 ($3.74) and the exercise price of the Option. Where the difference is a negative number, the value is deemed zero or nil.

(2)	Represents the numbers of Units or Common Share awards that vest based on time.

(3)	This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2014 ($3.74). Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Joseph Caron was appointed to the Board of Directors effective August 14, 2014. Mr. Caron was previously a member of Westport's Advisory Board.

The following table and notes thereto set out information concerning the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation during the 2014 fiscal year for the following individuals who were directors of Westport, excluding Mr. Demers who was also a NEO.

Name	Option-based awards – Value vested during the year(1) (US$)	Share-based awards – Value vested during the year(2) (US$)	Non-equity incentive plan compensation – Value earned during the year(3) (US$)
John A. Beaulieu	Nil	163,532	N/A
Dr. Warren J. Baker	Nil	163,372	N/A
M.A. (Jill) Bodkin	Nil	176,439	N/A
Joseph Caron	Nil	112,889	N/A
Brenda J. Eprile	Nil	177,567	N/A

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Name	Option-based awards – Value vested during the year(1) (US$)	Share-based awards – Value vested during the year(2) (US$)	Non-equity incentive plan compensation – Value earned during the year(3) (US$)
Philip B. Hodge	Nil	153,591	N/A
Dr. Dezsö J. Horváth	Nil	163,101	N/A
Douglas R. King	Nil	163,495	N/A
Gottfried (Guff) Muench	Nil	157,219	N/A

Notes:

(1)	No option-based awards were granted to directors during the year.

(2)	Value of share-based awards vested was determined based on the sale price of the underlying Common Shares on the TSX on the date of settlement exchanged into US dollars.

(3)	There is no non-equity incentive plan for Directors.

ADDITIONAL DISCLOSURE RELATING TO THE DIRECTORS

No proposed director or personal holding corporation of a proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years of the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including Westport) that,

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Circular, or has been within 10 years of the date of this Circular, a director or executive officer of any company (including Westport) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

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(e)	has been subject to, at any time, any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Other Directorships

A number of members of the Board of Directors are presently also directors of other reporting issuers (or the equivalent). Such other directorships are disclosed in the table under the heading "Nominees for Election to the Board".

Indebtedness of Directors and Executive Officers

None of the directors, proposed directors, executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, or any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

Interest of Informed Persons in Material Transactions

Other than as described below or elsewhere disclosed in this Circular, no insider of Westport, nor any person nominated for election as a director of Westport, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of Westport's since the commencement of Westport's last financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

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SECTION 3:
CORPORATE GOVERNANCE

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Westport's Commitment to Effective Corporate Governance: Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.

BOARD OF DIRECTORS COMMITTEES

Committee Composition

The Committees and their current members are set forth below:

	Standing Committees			Operating Committees
	Audit	HRC	NCG	Innovation	Strategy
Warren J. Baker		♦	♦	Chair
John A. Beaulieu				♦	♦
M.A. (Jill) Bodkin	♦	♦	♦	♦	♦
Joseph P. Caron		♦
David R. Demers				♦	♦
Brenda J. Eprile	♦	Chair
Philip B. Hodge			Chair		♦
Dezsö J. Horváth	♦				Chair
Douglas R. King	Chair		♦
Gottfried (Guff) Muench				♦	♦

Members of Westport's management are frequently invited to participate in meetings of the Committees in order to provide management insight and information for the benefit of Committee deliberations. Regular meetings of the Committees are held throughout the year as required. As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management. All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes. The number of meetings held by the standing Committees where only independent directors were in attendance was 21: Audit (12 meetings), HRC (5 meetings) and NCG (4 meetings). Quorum for standing Committee meetings requires a majority of the Committee members to be in attendance, including at least 25% resident Canadian directors.

The number of times each Committee met during 2014 is set forth below:

	In Person	By Conference Call	Total
Audit	5	7	12
HRC	2	3	5

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Innovation	2	0	2
NCG	3	1	4
Strategy	2	1	3

Changes to Composition of Standing Committees

The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.

Ms. Eprile became a member of the Audit Committee effective February 21, 2014. Mr. Hodge served on the Audit Committee until March 31, 2014. Mr. Beaulieu served on the Audit Committee until April 24, 2014.

Mr. Muench served on the HRC Committee until March 31, 2014. Ms. Eprile joined the HRC Committee effective April 24, 2014. Mr. Caron became a member of the HRC Committee effective August 14, 2014. Ms. Bodkin served as chair of the HRC Committee from January 1, 2014 to December 31, 2014. Subsequently, on January 1, 2015, Ms. Eprile became the chair of the HRC Committee.

Mr. Hodge became a member of the NCG Committee effective April 24, 2014. Mr. Hodge also replaced Mr. Beaulieu as Chair of the NCG Committee effective April 24, 2014. Mr. Beaulieu served as a member of the NCG Committee until April 24, 2014. Ms. Bodkin joined the NCG Committee effective August 1, 2014.

Much of the Board's business is conducted by the five Committees of the Board of Directors. A summary of the purpose and responsibilities of each Committee is as follows:

Audit Committee

The Audit Committee consists of entirely independent directors and is led by a director with strong financial expertise. The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport's management, including the internal audit function, and reviewing the work and performance of Westport's external auditors. The Audit Committee is required to recommend to the Board of Directors the approval of the final annual financial statements and related MD&A. As part of its risk management oversight responsibility, the Audit Committee reviews the effectiveness of the overall process for identifying, monitoring, and managing principal business risks.

It is not the duty of the Audit Committee to plan or conduct audits or to determine that Westport's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport.

Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements) and at least one member should qualify as a "financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. Mr. Douglas R. King is the Audit Committee's financial expert.

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Additional information with respect to the Audit Committee, including information relating to its composition, the education and experience of its members, and the text of Westport's Audit Committee Charter is contained in Westport's Annual Information Form. This charter is available on the Corporation's website at www.westport.com/company/investors/corporate-governance.

Nominating and Corporate Governance Committee

The NCG Committee is comprised entirely of independent directors and has the primary responsibilities of establishing and monitoring Westport's corporate governance practices, assessing the effectiveness of the Board of Directors and the Committees, and evaluating and recommending the appointment of directors.

The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee, a copy of which is available on the Corporation's website at www.westport.com/company/investors/corporate-governance.

Human Resources and Compensation Committee

Consistent with recommended governance practice the HRC Committee, made up of Independent Board members, establishes compensation for the CEO. The HRC Committee is also responsible for evaluating the CEO succession planning process, working with the Board on setting the authority and accountability of the CEO and for establishing metrics to measure CEO performance. For the relevant skills and experience that enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices, please refer to the biographies of those directors that are members of the HRC Committee.

For information relating to the executive compensation, see "Executive Compensation Discussion and Analysis" in Section 4 below.

The HRC Committee operates under a Board-approved charter that spells out the HRC Committee's major duties and responsibilities. This charter is available on the Corporation's website at www.westport.com/company/investors/corporate-governance.

Strategy Committee

The Strategy Committee oversees the development of Westport's long-term business plan and helps the Board of Directors set priorities for investment and deployment of the Corporation's resources in accordance with the risk/reward mix contemplated by the Board of Directors.

Additional details regarding the Strategy Committee and its responsibilities are contained in the Strategy Committee charter which is available on the Corporation's website at www.westport.com/company/investors/corporate-governance.

Innovation Committee

The Innovation Committee supports the Board with oversight of Westport’s innovation processes relating to technology development, advanced engineering and intellectual property. The Committee confirms that processes are functioning efficiently and that they are aligned with overall corporate strategies and identifying and capturing strategic intellectual property. The Innovation Committee also ensures that Westport’s innovation strategy takes a balanced approach to short-term and long-term objectives guided by business needs, competitive intelligence, and customer needs, and that innovation strategy is designed to provide technology solutions that add value to the customer and deliver a return on investment to increase shareholder value.

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Additional details regarding the Innovation Committee and its responsibilities are contained in the Innovation Committee charter which is available on the Corporation's website at www.westport.com/company/investors/corporate-governance.

ADVISORY BOARD

Westport's Advisory Board supports the Corporation by providing general guidance, information, and recommendations to management and the Board of Directors on a variety of issues, and/or by providing subject matter expertise in functional areas or for specific initiatives and activities. Such activities can include but are not limited to facilitating government relations or new business partnerships in foreign countries, advising on operational issues, supporting enterprise risk management practices, providing oversight on financial and fiduciary topics, and advising on business strategy. The Advisory Board brings skills and knowledge that complement the Board of Directors but it does not have formal authority to vote on corporate matters or to govern the Corporation.

CODE OF CONDUCT AND ETHICS

As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board of Directors:

•	Has established the NCG Committee as described herein.

•	Has adopted a Code of Conduct (the "Code") setting out the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport in any business dealings, including guidelines applicable to trading in Westport's securities. A copy of the Code has been filed on SEDAR (see "Additional Information" at the end of this Circular) and is available on Westport's website at www.westport.com. All directors, officers and employees must sign off annually on compliance with the Code. Since the beginning of Westport's last financial year, Westport has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•	Has established a written Whistleblower Policy (the "Whistleblower Policy") which details complaint procedures for financial concerns. The Whistleblower Policy establishes procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation's accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind. Concerns relating to financial reporting, unethical or illegal conduct can be reported directly to Westport's internal audit department, or through Westport's ethics hotline via www.westport.ethicspoint.com, via email to the ethics hotline alert email address, or anonymously through the Corporation's intranet. Alternatively, concerns may be directed to the Board Chair.

•	Has established a disclosure committee (the "Disclosure Committee") of management, investor relations staff and external and internal legal counsel and adopted a disclosure policy (the "Policy") that requires fair, accurate and timely disclosure of material information regarding Westport and its business as further described below under "Westport's Disclosure Policy".

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•	Encourages management to consult with legal and financial advisors to confirm Westport is meeting those requirements and standards.

•	Is cognizant of Westport's timely disclosure obligations and reviews all "core" disclosure documents such as financial statements, MD&A and certain press releases (principally those relating to financial results, MD&A, Annual Information Forms and other core disclosure documents) prior to distribution.

•	Relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport's external auditor.

•	Actively monitors Westport's compliance with the Board's directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

•	In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

GENDER DIVERSITY

Westport has not adopted a specific policy for the identification and nomination of women directors and executive officers or implemented any specific targets in this regard. Notwithstanding the lack of such a formal policy however Westport is committed to gender diversity at both the Board and executive management levels and views it as a significant asset. Women have been and will continue to be considered by Westport, the Board, the HRC Committee, and the NCG Committee in the making of executive officer appointments and director nominations and the existing number of women on the Board and in executive management roles is a factor considered in assessing potential new director and executive officer candidates. Westport is proud of the influence of women members of the Board and in executive management roles. Currently two out of 10 Board members (being 20%) and one out of five members of executive management (being 20%) are women. Westport actively seeks women candidates at all levels, particularly among the now growing pool of experienced women engineers. A woman chairs the Board, and a woman is the President and Chief Operating Officer of Westport.

DISCLOSURE POLICY

The Board of Directors approved the adoption of the Policy on June 28, 2001, which was last updated on March 6, 2015. The Policy details Westport's policies related to disclosure, external communications, and crisis management communication. It is reviewed periodically as part of Westport's investor relations planning process, and is revised as required. In addition, the Policy will be reviewed and updated if it becomes apparent that changes are required at any other time.

Westport is committed to providing timely, orderly, consistent, and credible information to the public, in accordance with legal and regulatory requirements, to develop and maintain realistic investor expectations. It is imperative that this continue to be accomplished consistently for both positive and negative information, and that all parties in the investment community have fair access to this information. The Policy's goals include:

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•	compliance with securities legislation in Canada and the United States regarding material information about public companies (also known in Canadian jurisdictions as "reporting issuers"); and

•	management of realistic investor expectations by making all required disclosures on a broadly disseminated basis with a balanced view of the prospects for Westport and its business.

The Policy extends to all employees of Westport, its board of directors, and those authorized to speak on its behalf. The policy covers disclosures in documents filed with the securities regulators and written statements made in Westport's annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements, and information contained on Westport's website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences, and conference calls.

The Disclosure Committee is responsible for determining the materiality of any information and must react quickly to material developments, meeting and providing recommendations to the CEO and the senior management team as required. The Disclosure Committee consists of the Corporation's CEO, Chief Financial Officer, the Vice President, Capital Markets & Communications, and related investor relations staff and Vice President, Legal Affairs. The Vice President, Capital Markets & Communications serves as secretary to the Disclosure Committee and records minutes of all meetings of the Disclosure Committee. The Disclosure Committee meets as conditions dictate and a quorum consists of at least two members of the Disclosure Committee. The Disclosure Committee or its members will ensure that spokespersons have been briefed and informed of all material events.

The Disclosure Committee will set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure. It is essential that the Disclosure Committee be kept fully apprised of all pending material developments involving Westport in order to evaluate and discuss those events, and to determine the appropriateness and timing for public release of information. If it is deemed that the information should temporarily remain confidential, the Committee will determine the process upon which such confidential information will be controlled and shall implement trading blackouts in accordance with the trading policy of the Corporation. The Corporation maintains a disclosure control checklist to ensure the completeness and accuracy of information disseminated through press releases, conference calls and related communication tools.

The complete Policy can be viewed on Westport's website at www.westport.com/company/investors/corporate-governance.

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SECTION 4:
COMPENSATION OF EXECUTIVE OFFICERS

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COMPENSATION DISCUSSION AND ANALYSIS

Westport is a pioneer in establishing the market for natural gas engines and vehicles and is committed to carrying out our long-term strategic plan in what we believe will be a once in a generation shift in transportation from oil to natural gas. From inception as a technology spin-off from the University of British Columbia, Westport has diligently worked over the past twenty years to engineer the world's most advanced natural gas engines and vehicles.

We take our responsibilities seriously, and shareholders have been in lock-step with us since the formation of our company facing the many challenges and headwinds that go along with creating technology and an entire industry. We believe that our vision and strategy will put Westport at the leading edge of a transformational shift to natural gas and to accomplish our goals, we must continue to attract, retain and motivate our people to carry out our vision which includes granting a sufficient amount of Westport equity through long term incentive plans to senior executives.

Westport is in a unique and developing industry, and the people we need to attract must be innovative thinkers, entrepreneurial and yet carry the right industry experience. This rare combination of skills and talent typically requires Westport to recruit from many global leaders and locations, and from many different industries. Over the past eighteen months we have, through our compensation program including steps taken in the fall of 2014 as outlined in more detail below, attracted and retained many seasoned automotive and related industry executives.

As at December 31, 2014, our NEOs were as follows:

•	David Demers, CEO;

•	Ashoka Achuthan, Chief Financial Officer;

•	Nancy Gougarty, President and Chief Operating Officer;

•	Mehran Rahbar, Executive Vice President, Applied Technology Unit; and

•	James (Jim) Arthurs, Executive Vice President, Heavy Duty Engine Systems.

Compensation Process

The HRC Committee is responsible for, among other things, administering Westport's executive compensation program and long-term incentive plans and reviewing employee incentive and certain benefit programs. The HRC Committee is additionally responsible for determining the CEO's compensation. The HRC Committee's recommendations are reached primarily by comparison of the remuneration paid by Westport with the remuneration paid by other public companies that the HRC Committee feels are similarly placed within the same business of Westport.

Frederic W. Cook & Co., Inc. (the "Compensation Consultant") provides the HRC Committee with executive and director compensation consulting services. The Compensation Consultant is retained by and reports to the HRC Committee and participates in certain HRC Committee meetings. The Compensation Consultant has been the HRC Committee's consultant for a number of years and is considered one of the premier independent compensation consulting firms in North America. As part of its engagement, the Compensation Consultant:

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•	reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies;

•	informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and

•	reviews and advises the HRC Committee regarding director compensation.

Executive Compensation Related Fees

In the 2014 fiscal year, the Corporation engaged the Compensation Consultant to advise on compensation for the Corporation's executive officers and Board of Directors. The Compensation Consultant was engaged for this purpose on July 24, 2014 and provided services in Fiscal 2014 in the amount of $128,600 and was paid $134,800 in the previous fiscal year for services relating to recommendation of executive and director compensation during that period. The HRC Committee Chair approves all services provided by the Compensation Consultant.

All Other Fees

Services provided by the Compensation Consultant were related to executive and director compensation. No other services were performed by the Compensation Consultant and no other fees were paid.

Compensation Philosophy

Westport is a global technology company that develops and supplies technology solutions for engines that operate on natural gas. As a technology intensive growth company, Westport faces the unique challenge of designing its compensation programs in a manner that allows it to compete for talent with other similar high growth technology companies while setting compensation levels to account for its industry categorization as a manufacturer of machinery and trucks.

Despite the Corporation's rapid growth in a challenging business environment, the HRC Committee, which is responsible for Westport's executive compensation program as well as the program's underlying philosophy and related policies, believes that maintaining a robust, pay-for-performance oriented compensation program is vital to the long-term success of the Corporation. The Corporation's compensation programs allow Westport to properly focus its executives on key metrics that drive long-term financial success of the Corporation, while simultaneously allowing it to attract and retain highly qualified individuals to lead Westport's ambitious growth strategy. The resulting compensation program promotes high performance and achievement of results and rewards performance that builds a foundation for long-term strength and performance of the Corporation. Westport has been able to attract automotive industry veterans such as our President and Chief Operating Officer, our Chief Financial Officer as well as our Executive Vice President, Global Engineering, and Executive Vice President, ATG & On Road, each of whom is representative of the talent Westport needs to execute on its long-term and strategic objectives.

Over the past few years, the HRC Committee, with advice from its independent Compensation Consultant, has proactively modified its compensation programs to support the Corporation's evolving business strategy and to embrace current global best practices and trends. These modifications include:

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•	Added revenue growth as a financial metric to the existing total shareholder return metric to Westport's long-term performance shares, reflecting the Corporation's transformation from a development company.

•	Shifted from time-vesting Options to PSUs and time-vesting RSUs in order to account for best practice trends of awarding the majority of long-term incentive compensation in the form of performance-based equity.

The Corporation has adopted the following governance practices in the past several years, further reinforcing the soundness of its compensation programs:

•	The HRC Committee retains an independent compensation consultant who works exclusively for the HRC Committee and does not perform any other work for the Corporation.

•	Directors, NEOs, and other officers have stock ownership and holding requirements until termination of service.

•	Westport adopted an anti-hedging policy in February, 2014 (the "Anti-Hedging Policy"). The objective of the Anti-Hedging Policy is to prohibit officers, directors, and employees from engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to offset such risk. The complete Anti-Hedging Policy can be viewed on Westport's website at http://www.westport.com/company/investors/corporate-governance.

•	Westport adopted a clawback policy (the "Clawback Policy") in February, 2014 in order to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts or equity-based compensation when the Corporation's financial statements are required to be restated as a result of material non-compliance with any financial reporting requirements under federal securities laws (other than a restatement due to a change in financial accounting rules).

Compensation Principles

Westport is committed to building long-term shareholder value, delivering compensation using a balanced performance measurement framework aligned with the Corporation's key performance metrics while simultaneously adhering to general governance best practices. The HRC Committee engages in an ongoing review of Westport's executive compensation and benefits programs to ensure that they serve the interests of our shareholders and to consider any risks associated with our compensation policies and practices.

The Corporation's compensation program is driven by its corporate strategy through: (i) a corporate metric consisting of revenue growth and a measure of earnings; (ii) annual bonus payouts measured based on a blend of corporate metric achievement and/or individual strategic goals; and (iii) corporate performance and compensation benchmarked annually against a carefully defined group of peer companies of similar size, growth, industry, complexity of business, and international scope.

Westport's compensation program is aligned with shareholder interest as its bonus and long-term equity payouts are dependent upon corporate performance. Also, PSUs only vest based upon the attainment of pre-established performance targets.

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The ultimate test of any compensation program’s success is demonstrated through day-to-day recruitment and retention of qualified people. The HRC Committee notes that three of our five NEOs have been recruited to Westport within the past two years. Compensation is in line with our industry and is sufficient to attract and retain senior executives with global experience in some of the leading companies in our industry. We are confident our program gives us the right elements to motivate and retain our leadership team.

Elements of Our Executive Compensation Program

Westport's executive compensation plan includes the following main elements:

Base Salary

Base salary guidelines and salary adjustments for our executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and reward individual contribution as well as match the expected market value of senior executives based on executive experience and qualifications to Comparator Group (as defined herein) levels. We typically target median base salary levels with flexibility to push toward the 75th percentile with appropriate expertise and experience.

Short-Term Cash Incentives

Annual cash incentives are paid to reward achievement of critical operating, financial and strategic goals during the annual operating cycle. A portion of the short-term incentive ("STI") bonus is reserved to key milestone achievements in our strategic plan but typically 70%-80% of this element is tied to operating milestones including revenue growth, earnings, and individual objectives. STI also delivers some variable performance link to competitive cash compensation and rewards over-achievement of short-term goals. Typically, our STI bonuses are set to pay out between 0% and 200% of target compensation depending on performance against pre-defined targets.

Corporate performance metrics are approved by the HRC Committee at the beginning of the annual fiscal period. Payouts are made only after the HRC Committee reviews and approves the calculations of performance against the goals for the year. The annual incentive plan, both in design and structure, reflects our pay for performance philosophy and directly ties short-term incentives to short-term business performance.

At the commencement of the 2014 fiscal year, each NEO had typical STI bonus targets based on a mix of corporate and individual metrics. As a result of the major market turbulence experienced in 2014, the senior management team voluntarily waived all STI bonuses and the 2015 STI bonus in order to preserve cash. The Board granted long-term equity vesting over three years in October as a retention and compensation alternative. We expect to restore an annual cash bonus program in 2016 as market conditions stabilize.

Long-Term Incentives

The purpose of the long-term incentives is to provide a competitive element of total direct compensation, support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation.

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The HRC Committee believes that long-term equity incentives should comprise the majority of compensation for senior management. In deciding upon the design and magnitude of long-term incentives, the HRC Committee is guided by several factors: the design must be aligned with shareholder value; the design must be supportive of the Corporation's business goals and strategic plan; and the design must be retentive. In applying these criteria, the HRC Committee takes into account market data, information and recommendations from its Compensation Consultant, and information provided by management, including recommendations by the CEO with respect to the magnitude of equity incentives for executive officers (other than himself). Based on its review of the foregoing, the HRC Committee approves the grants of LTI awards for the NEOs, other executives, and other key employees.

In 2010 we brought forward for approval to the Shareholders our Omnibus Plan, which superseded the previous Share Unit Plan and Stock Option Plans. This Plan gave us the ability to attract and retain the best talent globally as we embarked upon what was to be a high growth period of our business. The Omnibus Plan is designed to allow flexibility to the Board of Directors to issue equity-based incentives to align compensation with shareholder interests over the long-term. Although the Omnibus Plan allows for the use of stock options, virtually all grants made over the life of the Omnibus Plan have taken the form of Units, where the recipient will ultimately convert the Units into Common Shares of the Corporation.

Our LTIs consist of a combination of: (i) RSUs that vest typically over three years; and (ii) PSUs that are linked to corporate strategy. RSUs convert one for one and each RSU delivers one Common Share when vested. We typically use RSUs as retention awards. A typical grant of RSUs will vest over a defined time period, for example one-third vest on each anniversary of the grant date for three years. The value of an RSU grant is only finally determined when the Units are converted to Common Shares. PSU grants are designed to have a variable number of Common Shares issued on conversion, typically from zero to two Common Shares per PSU, depending on pre-defined performance criteria. We use PSUs to reward senior executives for exceptional long-term performance against strategic milestones. Typically, PSU grants also have an overriding control factor, such as absolute share price, relative shareholder return, or another metric, which can limit the PSU conversion to shares. PSUs are therefore subject to a performance based payout scale and are fully at-risk, with the potential for zero payout. This was the case with the 2012 PSUs that were measured against performance in 2012 and 2013, and the 2013 PSUs that were measured over the January 2013- December 2014 period. PSUs vest after the end of the prescribed measurement period only if the pre-determined performance measurement criteria are met. For senior executives, we have typically allocated the majority of LTI incentives to PSUs. As noted, the PSUs that were granted in 2012 and 2013 did not vest because they did not meet the required thresholds. Westport's NEO's did not receive any value for these awards as they were forfeited and terminated.

The HRC Committee believes that the mix of RSUs and PSUs is appropriate because the two forms of awards together represented a balanced reflection of shareholder returns, financial performance, and the importance of retention through multi-year vesting provisions. Grant levels are assessed on an annual basis and previous grants of share or option based awards are taken into account when considering new grants.

The HRC Committee believes that using a three-year vesting schedule for the RSUs is an appropriate length of time to support retention, motivate executive performance to align with the interests of shareholders, and is consistent with common market practice and taxation principles.

Other Benefits

In addition to the executive compensation program described above, the Corporation's executives participate in the Corporation-wide employee benefit programs such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the Corporation's matching of a long-term savings plan. These programs are offered to all employees. Westport offers an additional executive health and wellness benefit to its executives. The Corporation does not offer a defined benefit pension plan to its executives. In addition, Westport offers only limited benefit and perquisites and current offerings to our NEOs are consistent with market practice.

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Payments Upon Termination

Certain of Westport's NEOs, in the event of termination of an executive's employment by Westport without cause, such as may be the case in the event of a change of control, are entitled to an amount of compensation as outlined in the "Employment Agreements – Termination and Change of Control" section of this Circular.

Share Ownership Requirements

Westport requires its directors and executive officers to hold equity in the Corporation to align their interests with those of shareholders:

•	Westport non-employee directors are required to hold a minimum of three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period;

•	each of Westport's executive officers, with the exception of the CEO, is required to hold a minimum of one times his or her annual base salary in Common Shares or Units, to be acquired over a five-year period; and

•	the CEO is required to hold a minimum of three times his annual base salary in Common Shares, Units, or Options to be acquired over a five-year period.

Determination of Compensation

In the 2014 fiscal year, the HRC Committee utilized findings by its independent Compensation Consultant to determine that the Corporation's executive compensation program continued to be both reasonable in relation to competitive pay levels and appropriate in supporting business objectives and a positive performance-based culture. Consistent with prior years, during 2014 the HRC Committee met with its compensation consultant to review and approve the peer group companies that satisfy our selection criteria (the "Comparator Group").

The Comparator Group is comprised of publicly listed companies of comparable size, complexity, and market capitalization. The Comparator Group for 2014 consisted of the following 20 companies:

• Acorda Therapeutics Inc.	• IPG Photonics Corp
• Aruba Networks Inc.	• Ixia
• Cavium Inc.	• Microsemi Corp
• Cirrus Logic Inc.	• Pegasystems Inc.
• Clean Energy Fuels Corp.	• Power Integrations Inc.
• CommVault Systems Inc.	• Qlik Technologies Inc.
• ExlService Holdings Inc.	• Riverbed Technology Inc.
• Gentex Corp	• Rovi Corp

40

• Gentherm Inc.	• Tesla Motors Inc.
• Interactive Intelligence Group Inc.	• United Therapeutics Corp

In addition, the HRC Committee reviewed third party compensation survey data covering approximately 150 general technology companies with annual revenues between $50 million to $200 million. Survey data relies upon responses from participating companies to survey questions, which are compiled and sorted by the surveyor based on various factors, such as the period covered, the location of the company, and the positions under review. Survey data provides insight into positions that may not generally be reported in proxy statements and information about the compensation of executives of non-public companies.

As part of the review process to determine compensation for the 2014 fiscal year, the HRC Committee reviewed data with respect to the position of the compensation program for its CEO and NEOs against the Comparator Group and survey data. The HRC Committee's evaluation also took into account the aggregate equity holdings of each NEO. This review indicated that the CEO's and the other NEOs total direct compensation was within the ranges offered by industry peers and was commensurate with the Corporation's relative scope and complexity versus the peer group.

Furthermore, performance-based short- and long-term awards and time-based RSUs continue to represent the majority of the CEO's and NEOs total direct compensation, with 89% of the CEO's total compensation for 2014 as variable or "at-risk", or restricted, and 82% of the NEOs' total compensation for 2014 as variable or "at-risk", or restricted.

2014 LTI Usage

In 2013 and 2014 we recruited several key executives from the automotive industry in order to strengthen our ability to deliver on our strategic plan. In order to attract these key individuals it was necessary to provide competitive total compensation packages, consisting of base salary, benefits, bonus program and long term equity in the form of RSUs and PSUs. Those grants typically aligned with a specific term, and may vest 100% on the third anniversary of employment or annually over a three year period.

The 2014 January PSU payout scale was set to be consistent with our stated long-term strategic goal of 25% revenue compound growth for Westport products, excluding unconsolidated joint venture revenue. Payouts are interpolated between levels and any payouts of the PSUs granted in January above 100% are also subject to achieving TSR equal to or greater than a comparative index.

41

January 2014 PSU Payout Curve

2-Yr Revenue Growth (%)	≥50.0%	43.75%	37.5%	25.0%	18.75%	6.25%	<6.25%
Payout %	200%	175%	150%	100%	75%	25%	0%

The HRC Committee recognized at the time that the 2-year growth goal would be very challenging given the decision to stop selling the HD15 system in North America, which represented more than 25% of revenue in 2013. New products and/or new markets would be needed to replace this revenue, let alone exceed it. At current revenue guidance for 2015 these PSUs would fall below the minimum performance thresholds and no pay out would be achieved.

The HRC Committee, as part of the 2014 October extraordinary grant described further on page 43, set performance criteria for a second tranche of senior executive equity PSU grants tied to achieving positive adjusted EBITDA ("AEBITDA") at the consolidated corporate level by the end of 2016.

October 2014 PSU Payout Curve

Target of Positive AEBITDA for a Quarter	Payout
If positive AEBITDA by end of Q4 2015	125%
If positive AEBITDA by end of Q2 2016	100%
If positive AEBITDA by end of Q4 2016	75%
If positive AEBITDA after Q4 2016	0%

As with RSUs, the ultimate value of a PSU depends on the value of the underlying Common Shares if and when the Units are converted to Common Shares or cancelled with no Common Shares being issued. Both the 2012 and 2013 PSU grants ultimately did not convert into any shares for the executive team due to the significant market headwinds for the natural gas vehicle space in this period. Therefore, both RSUs and PSUs have strong alignment to Shareholder interests, as the actual value of such awards rise and fall with the market, and in exceptional circumstances, lose their entire value.

Since the inception of the Omnibus Plan, relative to its comparator peer group, Westport’s share usage for its annual grants has historically been below the peer 25th percentile.

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	2014	2013	2012	2011	2010
Peer 75th Percentile	4.10%	4.44%	4.49%	3.93%	4.34%
Peer 50th Percentile	2.90%	2.72%	3.42%	2.77%	3.01%
Peer 25th Percentile	2.10%	1.76%	2.38%	2.18%	2.17%
Westport Share Usage	2.7%*	1.29%	1.77%	0.56%	1.00%

* 2014 share dilution refers to the sum of typical January long term incentive grant of 1.22% plus the October top-up grant of 1.5% approved by the Board. This amount excludes the one-time salary adjustment and 2015 pull-ahead grant approved in October. See below for discussion.

Peer data for 2010 to 2014 provided by Frederic W. Cook & Co., Inc.

Westport's gross share usage and shareholder value transfer cost for 2010-2013 have also been below the 25th percentile of the Comparator Group, as shown in the charts above. Westport's aggregate Corporation-wide long-term incentive share usage levels have increased in recent years but remain well below historical median levels of the Comparator Group.  Total potential dilution from outstanding equity awards have increased over time, but remain low relative to the Comparator Group.

As can be seen from the table above, the Comparator Group's equity grant programs typically consumed approximately 3% of the outstanding shares annually from 2010-2013, with considerable variability depending on performance. Westport’s pool has been more modest and our peak grant year, prior to 2014, represented 1.77% dilution.

Westport has faced a challenging business environment this year due to several factors outside our control, including: i) volatile currency values, in particular the declining Euro and Canadian dollar, against the US dollar (our reporting currency); (ii) Russian economic collapse and sanctions affecting our operations based in Italy; (iii) the dramatic and significant decrease in global oil prices; (iv) the volatile spread between natural gas prices and petroleum based fuel prices; and (v) economic headwinds in many of our core markets, including Europe and Asia. These continuing challenges have had a significant impact on Westport’s 2014 business and the market’s perception of our long-term prospects, and consequently have led to a sharp decrease in Westport’s Common Share price. We are not alone – all of the companies in the Comparator Group that are in the natural gas vehicle space have seen dramatically lower share prices compared to long-term valuation metrics. In light of these challenging business conditions Westport took immediate measures to reduce expense, including making staff reductions across our global company.

43

In January 2014, the Board approved an annual LTI program grant of 416,756 RSUs and 352,879 PSUs, issued at the then current share price of approximately $20.50. This represented 1.2% dilution, which was in line with prior year’s practice and, as shown above, is considerably below the Comparator Group. By October 2014 the severity of the economic challenges was apparent and prompt management action was required to react to the rapidly changing market conditions. Our Common Share price fell from about $19.62 at the start of 2014 to close out December at $3.74. We made significant staff reductions; requested voluntary salary reductions from executives; consolidated facilities; and reduced both capital and research and development investment spending to prudently prepare for the coming market challenges and position the company for success going forward. 100% of the executive team participated in the voluntary salary reduction program.

In recognition of voluntary salary reductions, and voluntary relinquishment of both 2014 and 2015 cash bonuses, in October of 2014 we awarded 932,765 RSUs to senior executives (Vice President level and above) with vesting dates between 2015 and 2017 as a special grant. As a result, the Corporation has conserved cash at a critical juncture and at the same time the management team demonstrated their strong commitment to the strategic plan and their expectation for the eventual recognition of shareholder value through a rise in the Common Share price.

Westport's compensation plans have high linkage to Common Share value, and management and key employees with equity compensation have seen drastically reduced earnings potential as a result of the decline in share price in 2013 and 2014. In order to preserve cash resources in a time of uncertainty, our primary tool for retention and motivation has been equity grants. Based on the need to retain and motivate our post-reduction employee base and to encourage the retention of critical individuals, the Board also undertook an extraordinary equity program grant in October 2014.

The Board felt it was prudent to reassure employees and reinforce key employee retention by pulling forward the 2015 LTI grant schedule, which would normally have been decided and communicated in January 2015. Pursuant to the 2015 LTI grants, 2,773,165 RSUs were granted to key employees. This LTI grant represents 4.37% dilution, a significant increase compared to prior years due to the major decline in our stock price, but at comparable unit valuations (assuming each unit is valued at the common share price the day before grant, this grant would be valued at $10,371,637 vs. the 2014 January grant of $8,435,141. The lower share price has meant Westport is required to issue more Units to deliver total compensation values that are market competitive.

The extraordinary October 2014 grant which covers the normal 2015 grant went to several hundred key employees. We also note that even with this level of dilution the total equity granted from 2012 through 2014 remains below the average median equity dilution for the Comparator Group.

	Shares Outstanding	Share Awards	Granted as % of Outstanding	Comments
October 2014	63,480,722	2,773,165	4.3%	Extraordinary grant pull-ahead of January 2015 executive and director grant, granted at C$6.65 cents.
October 2014(1)	63,480,722	932,765	1.5%	2014 special retention grant in recognition of forfeiture of cash bonus, granted at C$6.65.
Mid-year 2014	63,480,722	993,503	1.6%	100% 2014 performance based PSU for employees, 0% attained and awards cancelled.
January 2014	63,480,722	769,635	1.2%	Granted at C$20.50 per unit. Includes 352,879 PSUs.
December 2013	62,733,762	742,110	1.2%	-
December 2012	55,294,091	970,025	1.8%	-

Notes:

(1)	Special retention grant with three elements: in recognition of voluntary salary reductions, and voluntary relinquishment of both 2014 and 2015 cash bonuses to save the Company cash for future development efforts and operations.

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Proposed Amendment to the Omnibus Plan

Equity incentives are a powerful tool linked to long-term company value creation and equity plans such as our Omnibus Plan are relatively common. Some companies have adopted “evergreen” plans which cap, outstanding equity grants at levels generally not exceeding 10% of the issued and outstanding common shares of the company. As equity grants vest and are converted to shares, these plans allow Boards to issue new grants to continue to incent and retain key employees. Other companies, such as Westport, do not have an evergreen provision. Instead, Westport seeks Shareholder approval on a regular basis to authorize the share pool as granting room is utilized. Without evergreen capability, a 10% program (at ~3.3% per year) will last approximately three years.

We have not exhausted the authorized equity pool, and unvested PSUs issued from the pool may or may not vest and be converted into Common Shares. Therefore, creating additional granting room, the Board believes it prudent to amend the 2010 Omnibus Plan to support a shift in compensation focus to equity-based awards to conserve cash for future development efforts and operations. We believe that the adoption of an amendment to the Omnibus Plan is prudent and provides the Board with flexibility to continue to issue equity awards, including PSUs, to attract, retain and motivate key employees, and to further align the interests of our employees with those of Westport’s shareholders.

Therefore we are seeking approval by Shareholders to change the number of Common Shares available for grant pursuant to awards under the Omnibus Plan by an amount that will allow the Board to grant equity awards equal to roughly a 3.0% annual rate seen in the Comparator Group between 2010 and 2013 (being an additional 1,900,000 Common Shares reserved for issuance pursuant to grants of awards under the Omnibus Plan). This would result in 9,900,000 Common Shares, being the maximum number of Common Shares issuable pursuant to awards granted under the Omnibus Plan, representing approximately 15.5% of the issued and outstanding Common Shares as at March 11, 2015. We are aware of a heightened retention risk at a time when we can least afford loss of key individuals. We will monitor our situation closely and believe we can manage the risk through carefully targeted incentives.

Additionally, prior to amendment the Omnibus Plan provided that, unless otherwise determined by the HRC Committee, all RSUs and PSUs were to be settled in exchange for shares or cash, as applicable, as soon as practicable following vesting. The proposed amendments to the Omnibus Plan would amend such provision to require instead that all vested RSUs and PSUs be settled for shares or cash, as applicable, as soon as practicable following receipt by Westport of notice of exercise of such award provided that settlement and payment in respect of RSUs and PSUs be made: (i) to participants who are U.S. taxpayers by the date that is 2 ½ months after the end of Westport's first taxable year in which the RSU and/or PSU is no longer subject to substantial risk of forfeiture; and (ii) to Canadian participants by the date that is no later than December 15 of the third calendar year following the calendar year in which the participant rendered the employment services in respect of which the award is made.

Additional amendments to the Omnibus Plan proposed for approval include certain other housekeeping changes.

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EXECUTIVE COMPENSATION FIGURES AND TABLES

Fiscal 2014 Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to our NEOs in fiscal years 2012, 2013 and 2014.

The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil.

Attained Pay versus Reported Nominal Pay

Given that a significant portion of the compensation of our NEOs is performance-based and "at risk," we are providing the following supplemental table to illustrate the difference between the compensation granted to our NEOs, compared to the compensation actually attained by such executive officers for the 2012 to 2014 fiscal years. The manner for reporting equity compensation as attained compensation differs from required disclosure rules relating to the reporting of compensation in the Summary Compensation Table. However, we believe that this table is a useful supplement to demonstrate the potential variances inherent in a performance-based program.

Name	Fiscal Year	Reported Compensation(1) (US$)	Actual Attained Compensation(2) (US$)	Actual Attained as a % of Reported
David Demers	2014	$ 5,795,156	$ 732,574	13%
	2013	$ 4,289,966	$ 1,560,910	36%
	2012	$ 3,170,313	$ 1,928,587	61%

Ashoka Achuthan	2014	$ 1,591,001	$ 472,080	30%
	2013	$ 597,061	$ 66,889	11%
	2012	N/A	N/A	N/A
Nancy Gougarty	2014	$ 2,199,808	$ 676,083	31%
	2013	$ 3,542,803	$ 563,482	16%
	2012	N/A	N/A	N/A
Mehran Rahbar	2014	$ 1,021,811	$ 309,796	30%
	2013	N/A	N/A	N/A
	2012	N/A	N/A	N/A
James (Jim) Arthurs	2014	$ 1,534,036	$ 343,779	22%
	2013	$ 1,068,888	$ 529,762	57%
	2012	$ 424,727	$ 392,290	92%

Notes:

(1)	As reported in the Summary Compensation Table.
(2)	Amounts reported in the calculation of actual attained compensation include (a) base salary, (b) actual payments under the Corporation's non-equity incentive plan, (c) the value realized from the exercise of Options, (d) the value of RSUs or PSUs that have vested, (e) the value of PSUs where the performance metrics have been met but vesting has not yet occurred, and (f) amounts reported in the All Other Compensation column in the Summary Compensation Table for the respective years.

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NEO SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary(1)	Share-based awards(2)	Option -based awards(3)	Non-equity incentive plan compensation(4)	All Other Compensation(5)	Total Compensation(6)
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
David	RSU	-	3,662,340	-	-	-	-
Demers	PSU	-	1,493,626	-	-	-	-
CEO(7)	2014	633,576	5,155,966	-		5,614	5,795,156
	RSU	-	989,791	-	-	-	-
	PSU	-	1,979,582	-	-	-	-
	2013	679,575	2,969,372	-	629,457	11,562	4,289,966
	RSU	-	561,950	-	-	-	-
	PSU	-	548,997	-	-	-	-
	2012	649,594	1,110,947	423,903	974,391	11,478	3,170,313
Ashoka	RSU	-	836,449	-	-	-	-
Achuthan	PSU	-	337,836	-	-	-	-
CFO(8)	2014	368,542	1,174,285	-	-	48,174	1,591,001
	RSU	-	177,382	-	-	-	-
	PSU	-	354,742	-	-	-	-
	2013	45,087	532,124	-	19,416	434	597,061
	RSU	-	-	-	-	-	-
	PSU	-	-	-	-	-	-
	2012	-	-	-	-	-	-
Nancy	RSU		1,162,659	-	-	-	-
Gougarty	PSU		506,754	-	-	-	-
President	2014	497,810	1,669,413	-	-	32,585	2,199,808
and Chief	RSU	-	1,018,739	-	-	-	-
Operating	PSU	-	2,037,009	-	-	-	-
Officer(9)	2013	228,641	3,055,748	-	194,164	64,250	3,542,803
	RSU	-	-	-	-	-	-
	PSU	-	-	-	-	-	-
	2012	-	-	-	-	-	-
Mehran	RSU	-	521,729	-	-	-	-
Rahbar	PSU	-	219,683	-	-	-	-
Executive	2014	129,703	741,412		-	150,696	1,021,811
VP(10)	RSU	-	-	-	-	-	-
	PSU	-	-	-	-	-	-
	2013	-	-	-	-
	RSU	-		-	-	-	-
	PSU	-		-	-	-	-
	2012	-		-	-	-	-
James (Jim)	RSU	-	844,507	-	-	-	-
Arthurs	PSU	-	381,426	-	-	-	-
Executive	2014	294,160	1,225,934	-	-	13,942	1,534,036
VP	RSU	-	197,962	-	-	-	-
	PSU	-	395,924	-	-	-	-
	2013	315,517	593,886		145,623	13,862	1,068,888
	RSU	-	38,150	-	-	-	-
	PSU	-	29,907	-	-	-	-
	2012	256,507	68,057		86,580	13,583	424,727

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Notes:

(1)	Annual base salaries for the NEOs in 2014 were C$700,000, C$425,000, C$550,000 US$425,000 and C$325,000 for Mr. Demers, Mr. Achuthan, Ms. Gougarty, Mr. Rahbar, and Mr. Arthurs, respectively. The table above translates the Canadian dollar salaries into US dollars at the average exchange rate during the year. Mr. Rahbar is compensated in US Dollars. Effective January 1, 2015 annual base salaries for the NEOs were reduced to C$595,000, C$382,500, C$467,500, US$382,500 and C$292,500 for Mr. Demers, Mr. Achuthan, Ms. Gougarty, Mr. Rahbar and Mr. Arthurs, respectively.
(2)	Share based awards include both RSUs and PSUs, and are disclosed separately in the table above to provide additional information. Values of RSU awards are determined based on the fair market value of the underlying Common Share on the date of grant (in other words, the number of RSU's are multiplied by the TSX closing price of the Common Shares), converted to US dollars using the average conversion rate for 2014. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for Common Shares, not the date of grant. PSU awards, on the other hand, do not have a certain number of Common Shares that will issue over time - it depends on future performance and the other conditions tied to the payout of the PSU. Values of PSU awards are determined based on the fair market value of the underlying Common Shares on the date of the grant (and generally assuming the issuance of one Common Share to be issued per PSU), calculated as the number of Common Shares issuable on settlement of the PSUs multiplied by a fair value as determined based on a valuation model according to United States generally accepted accounting principles ("U.S. GAAP"), or in certain cases on an alternative basis determined to be more accurately representative of the value of such awards on the date of grant. A January 2014 PSU grant was made to Mr. Demers and Mr. Arthurs. The January 2014 PSU grant has been valued in the table above using a 25% probability of achieving the revenue growth criteria established as the performance criteria for such PSU grant as such performance criteria were aggressive and the risk of achieving such targets is not properly represented by assuming a value of one Common Share for each such PSU. Had the fair value for accounting purposes of the January 2014 PSU grant been utilized and recorded in the table above, the share-based awards and the total compensation would have increased by $1,442,893 for Mr. Demers and $384,783 for Mr. Arthurs. We believe that the reported value in the above table for the January 2014 PSU grant is more representative of the value of the grant than the accounting value. Similarly, the October 2014 PSU grant was awarded to all NEOs and was valued in the table above using an assumption that there was a 75% probability of achieving the profitability criteria established. Had the fair value for accounting purposes of the October 2014 PSU grant been utilized and recorded in the table above, the share-based awards and the total compensation would have increased by $337,554, $112,612, $168,918, $73,228 and $84,339 for Mr. Demers, Mr. Achuthan, Ms. Gougarty, Mr. Rahbar and Mr. Arthurs, respectively. Although the assessed values at the time of grant are shown for the 2012 and 2013 PSUs in the table above, both the 2012 and 2013 PSUs ultimately resulted in a zero payout score and have been cancelled.
(3)	The amounts shown in this column represent the total of the fair market value of the options (the "Options") to purchase Common Shares granted to each NEO during the year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model according to United States generally accepted accounting principles ("U.S. GAAP"). No options were granted in 2014 or 2013.
(4)	This represents Westport's STI awards. No cash bonuses were accrued for Fiscal 2014. Fiscal 2013 annual bonus amounts were accrued in fiscal 2013 but were paid to the NEOs during the fiscal year ended December 31, 2014. The Corporation does not have any non-equity LTI plans.
(5)	The column entitled "All Other Compensation" includes Westport's contributions to each NEO's long-term savings plan. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. Perquisites and employee program benefits (medical, life and disability insurance) received in 2014 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the NEOs in any of those years and are therefore not reported in the table.
(6)	The total accessible compensation (salary and bonus) earned for Fiscal 2014 is C$700,000, C$425,000, C$550,000, US$425,000 and C$325,000 for Mr. Demers, Mr. Achuthan, Ms. Gougarty, Mr. Rahbar, and Mr. Arthurs, respectively. Total compensation values include the deemed value (based on fair market value determined in accordance with Accounting Standards Update No. 2010-13 Compensation-Stock Compensation (Topic 718)) of all share unit and option awards granted during the year, only a portion of which vested during the year. The actual value of share unit and option grants cannot be determined until the Units or Options are converted to Common Shares and sold. Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the units were converted and sold on the date of grant.
(7)	Mr. Demers was also a director during 2012, 2013 and 2014 but received no compensation for his service as a director.
(8)	“All Other Compensation” for Mr. Achuthan during the year ended December 31, 2014, includes a $48,174 housing allowance.
(9)	"All Other Compensation" for Ms. Gougarty during the year ended December 31, 2014 includes a $21,314 car allowance. In 2013, it included $32,437 in compensation for her services as a director, $24,863 for a relocation plan and $8,881 taxable benefit premium.
(10)	"All Other Compensation" for Mr. Rahbar during the year ended December 31, 2014 includes $150,696 in compensation for his services as a consultant.

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Following the formula specified in Form 51-102F6 disclosure requirements, the aggregate cash compensation (salary and bonus) earned by the NEOs during the financial year ended December 31, 2014 was $1,923,791. The total compensation including the date of grant value for all equity awards and all other compensation earned by the NEOs during the financial year ended December 31, 2014 was $12,141,812.

Incentive Plan Awards

Outstanding Share-Based Awards as of December 31, 2014

	Share-Based Awards
Name	Number of Common Shares or Units that have not vested (#)(1)	Market or payout value of share-based awards that have not vested (US$)(2)	Market or payout value of vested share- based awards not paid out or distributed (US$)

David Demers CEO	853,069	3,190,478	240,398

Ashoka Achuthan CFO	225,973	845,139	-

Nancy Gougarty President and Chief Operating Officer	417,093	1,559,928	-

Mehran Rahbar Executive VP	136,000	508,640	-
James (Jim) Arthurs Executive VP	199,976	747,911	-

Notes:

(1)	Represents the numbers of Units or Common Share awards that either vest based on time or market criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used.
(2)	This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2014 ($3.74). Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed. For unvested PSUs, a conversion ratio of one PSU to one Common Share of the Corporation has been used where the measurement date and criteria has not been determined. The actual conversion ratio varies from nil to two based on the performance measurement criteria related to the respective LTI Program grant. The PSUs granted for the fiscal 2013 and 2012 LTI programs have realized actual conversion ratio of nil. The PSUs granted for the fiscal 2014 LTI program vest in full at the end of the third anniversary of the date of grant.

During the year ended December 31, 2014, employees of the Corporation were granted (including grants made to NEOs) 5,792,162 Units. The value of PSU awards was calculated using a valuation model according to U.S. GAAP while the value of RSUs is based on the fair market value on the date of the grant. The fair value of Unit awards granted during the year ended December 31, 2014 ranged from $3.81 - $20.97.

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Incentive Plan Awards – Value Vested or Earned During 2014

NEO	Share-based awards – Value vested during the year (1)	Non-equity incentive plan compensation – Value earned during the year
	(US$)	(US$)
David Demers	$ 884,760	-
Ashoka Achuthan	$ 10,499	-
Nancy Gougarty	$ 101,378	-
Mehran Rahbar	-	-
James (Jim) Arthurs	$ 80,924	-

Notes:

(1)	This value was determined by multiplying the sale price of the underlying Common Shares on the transaction date by the number of vested Units, including the conversion ratio used for PSUs that have vested. No PSUs vested during the year.

Employment Agreements - Termination and Change of Control

Pursuant to the terms of each employment agreement, each executive officer is entitled to an annual base salary, annual incentive bonus, and long-term incentives through the granting from time to time of Options and Units pursuant to Westport's equity based compensation plans. Agreements for Mr. Demers, Ms. Gougarty, Mr. Achuthan, Mr. Rahbar and Mr. Arthurs include standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of the above-described employment agreements, in the event of termination of employment by Westport without cause, each of the NEOs is entitled to an amount ranging from twelve to twenty-four months of salary and benefits, may be entitled to annual bonus, and may be entitled to immediate vesting of all unvested Options and Units previously granted to the NEO, as further described below.

Mr. Demers is entitled to an amount equal to the sum of twenty-four months of salary, benefits and two times the targeted annual or incentive bonuses in the year of termination, and is additionally entitled to the immediate vesting of all unvested Options, Units and other awards under the Omnibus Plan or similar previous equity compensation plans (each, an "Award") previously granted to him in the event of such termination.

Mr. Achuthan is entitled to an amount equal to the sum of twelve months base salary plus the cost of benefits for twelve months in the event of such termination.

Ms. Gougarty does not have a specific termination payment provided for within her agreement, except that, pursuant to the terms of her employment, her employment may be terminated (i) for cause (ii) upon mutual agreement between herself and the Corporation, or (iii) upon sixty (60) days written notice by Ms. Gougarty.

Mr. Rahbar is entitled to an amount equal to the sum of three months base salary plus any unpaid bonus in respect of any completed fiscal year that has ended prior to the date of termination.

Mr. Arthurs does not have a termination provision in his agreement.

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Westport also has a Change in Control Policy intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation.  The Change in Control Policy applies to all permanent full time officers, executive vice presidents and vice presidents of the Corporation and certain affiliated entities and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination".  "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal; in each case during the period commencing six (6) months prior to the change in control and ending on the date which is eighteen (18) months after the change in control.  The Change in Control Policy generally provides that in the event of a Qualifying Termination the executive will be entitled to a cash payment in an amount equal to the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and healthcare benefits in effect for the executive as at the termination date, together with any accrued but unpaid salary as at the termination date.  Pursuant to the policy all unvested equity awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being treated as satisfied at a level of 100% of granted value.  To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.

Mr. Demers has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, or should he resign following a change of control, he is entitled to an amount equal to not less than two years of salary, benefits and targeted annual bonus, and to the immediate vesting of all unvested Options, Units and Awards previously granted to him.

For the purpose of the above with respect to Mr. Demers a change of control is defined to have occurred upon the happening of any of the following: (i) the acquisition, by whatever means, by an entity of ownership or control of more than 30% of the Common Shares; (ii) the amalgamation, consolidation, or merger with any other company resulting in Westport's former shareholders owning less than a majority of the outstanding Common Shares after such reorganization; (iii) the sale of all or substantially all of the assets of Westport; (iv) approval by the Shareholders of the liquidation, dissolution or winding-up of Westport; or (v) the majority of the members of the Board of Directors elected at a meeting of Shareholders not being management nominees.

The above described termination and change of control payments as they relate to the employment of Mr. Demers is conditional upon the prior execution by the executive of a release and indemnity in favor of Westport on terms reasonably acceptable to Westport.

Mr. Achuthan, Ms. Gougarty, Mr. Rahbar and Mr. Arthurs do not have specific change of control provisions in their agreements.

In February of 2013, the HRC Committee passed a resolution providing that in the event of termination of any eligible recipient's employment with Westport without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but unexercised Units.

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The following tables sets forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2014, and the amount such person would have been contractually entitled to receive if a change of control triggered the termination event, as per such person's employment agreement on December 31, 2014.

Termination of Employment Without Cause
Severance (US$)		Bonus (US$)	Value of Unvested Equity Awards(1) (US$)	Total(2) (US$)
David Demers	1,267,153	1,810,189	3,389,609	6,466,951
Ashoka Achuthan	384,671	-	-	384,671
Nancy Gougarty	-	-	-	-
Mehran Rahbar(3)	96,168	-	-	96,168
James (Jim) Arthurs	-	-	-	-

Termination of Employment Following Change of Control
	Severance (US$)	Bonus (US$)	Value of Unvested Equity Awards(1) (US$)	Total(2) (US$)
David Demers	1,267,153	1,810,189	3,389,609	6,466,951
Ashoka Achuthan	384,671	183,174	897,887	1,465,732
Nancy Gougarty	-	-	-	-
Mehran Rahbar(3)	384,671	146,539	540,386	1,071,597
James (Jim) Arthurs	294,160	140,074	794,592	1,228,826

Notes:

(1)	The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as at December 31, 2014 ($3.74). For unvested PSUs, a conversion ratio of one PSU to one Common Share of the Corporation has been used where the measurement date and criteria has not been determined.

(2)	Total compensation due upon termination of employment without cause or in the event of a change of control does not include the sum of benefits. Based on Westport's benefit programs only coverage of British Columbia medical service plan and extended health benefits would be compensated for the period.

(3)	Mr. Rahbar is paid in US dollars and termination payments for salary and bonus would be made in US dollars. All other NEOs are paid in Canadian dollars and termination payments for salary and bonus would be made in Canadian dollars.

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PERFORMANCE GRAPHS

The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPT" since June 30, 1999 and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. Prior to June 30, 1999, the Common Shares were traded on The Alberta Stock Exchange. The following graph and table is a reporting requirement under Canadian securities laws and compares the change in the cumulative total Shareholder return on the Common Shares over the period from December 31, 2009 to December 31, 2014 (assuming a $100 investment was made on December 31, 2009 at the closing price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends. For more than 4 years, Westport’s cumulative stock performance over the five-year period outperformed the S&P/TSX Composite Total Return Index.

Cumulative Total Return on $100
Invested in Common Shares on December 31, 2009

	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014
S&P/TSX Composite Total Return Index	100.00	117.61	107.36	115.08	130.03	143.75
Westport Innovations Inc. common stock	100.00	150.04	276.12	215.21	169.99	35.90

The Corporation's market prices for its shares are impacted by a number of external factors including the overall market sentiment and confidence in the future of the alternative energy technology sector, which ebbs and flows.

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The following chart shows the price of Westport's stock on the NASDAQ as well as the price spread between West Texas Intermediate Sweet Crude Oil and Henry Hub Natural Gas on the New York Mercantile Exchange ("NYMEX") between the period December 30, 2005, and December 30, 2014.

Source: ThomsonOne

For years, Westport's Common Share price appears to have been strongly correlative to the spread between natural gas and oil. The inextricable link may have been based on trading activity by investors relying on the spread to help value the Corporation and their investment in the absence of a strong conviction over Westport's fundamentals or relative technology leadership. Westport believes that the strong linkage between the spread between the price of these two commodities and Westport's Common Share price may be broken by a number of Westport actions including but not limited to: increasing revenues, reducing the Corporations' cash burn rate on an annual basis, launching new products into new markets and focusing Westport's operational efforts on reaching a positive Adjusted EBITDA financial milestone.

The following chart shows Westport's stock performance on the NASDAQ and the stock performance of a number of companies participating either directly or indirectly in the natural gas vehicle industry, including: Landi Renzo S.p.a (LR), Fuel Systems Solutions Inc. (FSYS), Clean Energy Fuels Corp. (CLNE), and Quantum Fuel Systems Technologies Worldwide Inc. (QTWW). Of this group of companies, within the five-year period Westport reached the highest cumulative value and its value remained higher than the original investment for the longest period of time. The chart indicates the volatility and fluctuations that can occur as stock prices move through cycles of either increasing or decreasing prices. In 2014, the stock performance of Westport and each of the companies in this group declined, as did the price of oil which is not shown on this chart. By the end of 2014, the stock performance of Westport and this group of companies conglomerated to a similar range of return for the five-year period.

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Source: ThomsonOne

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EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as at December 31, 2014, information in respect of the equity compensation plans of Westport (being the Omnibus Plan, Westport's prior stock option plan (the "Stock Option Plan") and the unit plan described below under the heading "Share Unit Plan" (the "Share Unit Plan"), under which Common Shares are authorized for issuance as well as the percent of the issued and outstanding Common Shares represented by that number of Common Shares:

	Number of securities to be issued upon exercise of outstanding awards (a)	Weighted-average exercise price of outstanding awards(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Omnibus Plan	5,639,993(1)	-	1,001,868
Share Unit Plan	228,903	-	-
Stock Option Plan	32,223	$15.17	-
Total	6,056,887		1,001,868

Notes:

(1) Includes 143,028 phantom awards which, when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares. In addition, this figure currently includes 546,120 shares that are reserved for conversion at ratios of 125% or 200% in respect of previously granted PSUs based on the assumption that all performance criteria will be achieved.

(2) The awards in the Omnibus Plan and Share Unit Plan are RSUs and PSUs and don’t require the holder to pay a strike price. Stock options are exercisable at a weighted-average exercise price of $15.17.

Westport currently has in place one active equity based compensation plan, the Omnibus Plan, which is described in more detail below. There are also two inactive equity based compensation plans, the Stock Option Plan and the Share Unit Plan (amended in 2009), both of which are described in more detail below. There are no equity compensation plans which have not been approved by Shareholders.

Westport Omnibus Plan

On April 23, 2010, the Board of Directors approved and Shareholders subsequently ratified the Omnibus Plan. The Omnibus Plan expires on July 15, 2020. The Omnibus Plan was further amended and approved by Shareholders at Westport's annual and special meeting held on April 11, 2013 to increase the number of Common Shares available for grant pursuant to Awards by 4,973,355 Common Shares.

The Omnibus Plan contains the following general terms:

•	The Omnibus Plan allows for grants of Options (including incentive stock options for U.S. tax purposes), share appreciation rights ("SARs"), deferred share units, phantom stock, bonus stock, PSUs and/or time-based RSUs, and other stock or performance-based awards. SARs may be granted on a stand-alone basis or in tandem with Options.

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o	Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related option), a participant will be entitled to payment equal to the excess of the market value of a Westport share on the date of exercise over the subscription or base price under the SAR. The award may specify whether settlement will be in cash, in shares, or a combination of cash or shares.

o	Each RSU or PSU granted under the Omnibus Plan generally represents one Common Share. Unless otherwise determined by the HRC Committee, vested Units will generally be settled as soon as practicable following vesting by delivery of a Common Share for each vested Unit or payment of a cash amount equal to the market value of a Common Share at the time of settlement, as specified in the Award. The Award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.

o	PSUs and other awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code (the "Internal Revenue Code") generally will require the amount payable (or Common Shares issuable) be conditional upon the achievement of performance goals.

•	The Stock Option Plan and Share Unit Plan provide for grants to be approved by the Board of Directors. The Omnibus Plan generally follows that approach. However, in certain instances, determinations by a committee comprised of independent directors will be crucial. Thus, the Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:

o	the HRC Committee will have the power to evaluate the CEO's awards and performance relating thereto and to determine Awards under the Omnibus Plan for grant to the CEO. As to other executive officers the HRC Committee shall make recommendations to the Board of Directors with respect to Awards; and

o	the HRC Committee will determine performance goals for Awards intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code to the CEO and the three highest paid officers, other than the CEO and Chief Financial Officer.

•	Awards cannot be granted at less than market value which is defined for Awards stated in Canadian dollars as the closing price of the Common Shares on the TSX on the last trading day prior to the relevant date and for Awards stated in U.S. dollars as the closing price of the Common Shares on the NASDAQ on the last trading day prior to the relevant date.

•	The Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including as to vesting (e.g. vesting may be set on any schedule and on any criteria, including performance). Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria, or any combination of the foregoing, provided that:

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o	performance conditions to vesting of any portion of an Award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year; and

o	with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading "Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation" determined by the HRC Committee or the Board of Directors (subject to the terms of the Omnibus Plan) on or prior to the effective date of such award or as of any later time permitted under Section 162(m).

•	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.

•	The Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in "Plan Limitations" below.

•	The Omnibus Plan provides that either the Board of Directors or the HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon change of control. With respect to Awards made under the Omnibus Plan, a "change of control" is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Common Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation's then "incumbent board" ceasing to be a majority of the board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis), or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Common Shares and voting securities own more than 50% of the "resulting entity" from the transaction (in substantially the same proportions), the members "incumbent board" of the Corporation continue to hold a majority of the board seats of the "resulting entity" and no other person owns more than 50% of Common Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.

•	The Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

•	The Omnibus Plan allows Awards other than Options to have up to 10 year terms and Options to have 5 year terms, provided that if the term of any Award is to expire during a trading "blackout" established by Westport or pursuant to any lock-up agreement or similar trading restriction or within 10 business days thereafter, the expiry date of such award shall be extended to 10 business days following the end of the applicable blackout period.

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Deferred Share Units

The Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of deferred share units. Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Omnibus Plan.

Termination of Employment or Service

Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•	if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport's legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award, if any, or the 90th day after termination;

•	if the employment or service is terminated by retirement the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the date specified in the Award and any vested phantom share awards, RSUs, PSUs, and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan;

•	if employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award or during the one year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an award as provided above) and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan; and

•	if employment or service is terminated for cause, in the opinion of Westport's legal counsel, any unvested Award granted pursuant to the Omnibus Plan shall be cancelled and all rights thereunder terminated.

The Omnibus Plan allows the Board of Directors (or the HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).

Plan Limitations

With respect to the current Omnibus Plan, the number of Common Shares that have been authorized for issuance in connection with Awards since the adoption of the Plan is 8,000,000 (approximately 12.5% of the issued and outstanding Common Shares). As at March 11, 2015, an aggregate of 5,639,993 Awards were outstanding under the Omnibus Plan (representing 8.8% of the then issued and outstanding Common Shares), leaving 1,001,868 Awards available for future grants (representing 1.6% of the then issued and outstanding Common Shares). This figure is proposed to be increased to 9,900,000 Common Shares (approximately 15.5% of the issued and outstanding Common Shares), subject to approval by Shareholders at the Meeting.

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For the purposes of calculating the Award limits specified above:

•	Common Shares subject to an Award granted under the Stock Option Plan or Share Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation;

•	Awards that use the price of Common Shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of shares) shall be treated as covering the applicable number of Common Shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated. Upon settlement in cash or termination of such Award the Common Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation;

•	all Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Common Shares pursuant to the terms of an Option will reduce the number of Common Shares available for issuance pursuant to Options;

•	any Common Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;

•	any Common Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and

•	any Common Shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport shall not be counted against the above limitation.

Awards are also subject to the following limitations:

•	The aggregate number of Common Shares subject to:

(i)	Option or SAR awards granted under the Omnibus Plan; or

(ii)	issued pursuant to performance awards,

during any consecutive thirty-six (36) month period to any one participant under the plan shall not exceed, in respect of each of such Awards, 500,000 Common Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code).

•	the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Omnibus Plan shall not exceed US$3,000,000.

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For as long as the Common Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval, and security based compensation arrangements apply to the Corporation:

•	the number of Common Shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time, under the Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Common Shares, respectively;

•	the number of Common Shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates if legally required) within any one year period under the Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Common Shares; and

•	the number of Common Shares issued to directors (non-employee) under the Omnibus Plan shall not exceed 250,000 and the annual equity award value of Common Shares granted to directors (non-employee) shall not exceed $1,000,000 per such director in the aggregate over the life of the Omnibus Plan.

For these purposes, "insider" generally means a director or officer, a director or officer of an insider or of one of Westport's subsidiaries, a person (or group) holding greater than 10% beneficial ownership of voting securities. Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.

Limitations on Repricings or Extension of Term of Insider Awards; Transferability

The exercise price for Options issued to insiders (please refer to "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior Shareholder approval. Awards to other non-insider employees may also be limited.

If the rules of a stock exchange on which the Common Shares are being traded require Shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.

Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession. The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities. No transfer of incentive Options may be made unless permitted by Section 422 of the Internal Revenue Code.

Eligibility

All non-employee directors, executive officers, employees and consultants may become eligible for Awards under the Omnibus Plan.

Amendments and Termination

The Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Omnibus Plan, subject to applicable legal or stock exchange requirements. The Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, Shareholder approval will be required for the following types of amendments:

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•	any amendments which would result in the exercise price for any Award granted under the Omnibus Plan being lower than the market value of the shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•	any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•	any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower exercise price from that of the original Option or SAR or another Award or cash payment;

•	any amendment extending the term of an Award beyond its original expiry date except as otherwise permitted by the Omnibus Plan;

•	any amendment extending eligibility to participate in the Omnibus Plan to persons other than officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;

•	any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a RRSP, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of shares that may be subject to issuance at any given time in connection with Awards granted under the Omnibus Plan;

•	any amendment to the amendment provisions;

•	the adoption of any Option exchange involving Awards; and

•	any other amendment required to be approved by Shareholders under applicable law or rules of a stock exchange.

Shareholder approval for amendments to the Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•	amendments of a technical, clerical or "housekeeping" nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

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•	amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Omnibus Plan including, without limitation, the method or manner of exercise of any Award;

•	any amendments to the vesting provisions of the Omnibus Plan or any Award;

•	any amendments to the early termination provisions of the Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

•	any amendments in the termination provisions of the Omnibus Plan or any Award, other than an Award held by an insider in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

•	the addition of any form of financial assistance by Westport for the acquisition by all or certain categories of participants of shares under the Omnibus Plan, and the subsequent amendment of any such provision;

•	the addition or modification of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Omnibus Plan reserve;

•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport;

•	amendments necessary to suspend or terminate the Omnibus Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of the stock exchanges.

Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation pursuant to Section 162(m) of the Internal Revenue Code

Awards granted under the Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport with respect to annual compensation required to be taken into account under Section 162(m). Such Awards would be subject to the attainment of pre-established performance goals. Such goals may include, without limitation, elements that reference the performance by Westport or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance. The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Internal Revenue Code and the related regulations. Performance goals may differ among awards designed to be "performance-based compensation" and among different participants.

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A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). To the fullest extent allowed by law, the Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment. The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.

Unless an adjustment would affect the status of an award as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport's management's discussion and analysis of financial condition and results of operations appearing in the Corporation's periodic reports under the Exchange Act for the applicable period.

Term

The Omnibus Plan is effective with respect to grants of Awards issued before July 15, 2020. The Board of Directors has the power, at any time, to amend, suspend or terminate the Omnibus Plan, subject to the above-detailed restrictions.

Stock Option Plan

With the adoption of the Omnibus Plan on July 15, 2010, Westport no longer grants any Options under the Stock Option Plan but Options outstanding under the Stock Option Plan remain outstanding and unaffected. This discussion is provided for historical reference. Any Options originally granted under the Stock Option Plan that are cancelled, terminated or expire will not be available for re-grant under the Stock Option Plan but will not count against the plan limits described above under the Omnibus Plan.

As at December 31, 2014, an aggregate of 32,223 Options were outstanding under the Stock Option Plan, representing approximately 0.05% of the issued and outstanding Common Shares. The current terms of the Stock Option Plan provide for a rolling maximum percentage of 5.0% of outstanding Common Shares. As at March 11, 2015, an aggregate of 32,223 Options were outstanding under the Stock Option Plan, representing approximately 0.05% of the then issued and outstanding Common Shares.

The Stock Option Plan authorizes the Board of Directors to issue Options to directors, officers, employees, and providers of services to Westport or Westport's subsidiaries. The number of Common Shares reserved for issuance to Westport insiders cannot exceed 10% of the outstanding Common Shares, and Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (Ontario)) within a one-year period cannot exceed 5% of the outstanding Common Shares. Additionally, the number of Common Shares reserved for issuance to insiders under the Stock Option Plan and any other share compensation arrangement of Westport shall not exceed 10% of the total number of issued and outstanding Common Shares. Options issued pursuant to the Stock Option Plan must have an exercise price not less than the closing price of the Common Shares on the TSX on the day prior to the day of grant. The period during which an Option may be exercised shall be determined by the Board of Directors at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board of Directors at the time such Option is granted, provided that no Option granted prior to July 16, 2009 shall be exercisable for a period exceeding eight years from the date the Option is granted and no Option granted after July 16, 2009 shall be exercisable for a period exceeding five years.

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The Options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the set Option period and 90 days after the date a holder ceases to hold the position or positions of director, officer, employee, or service provider of Westport or its subsidiaries, as the case may be (provided that such Option holder has ceased to be a director, officer, employee, or provider of services for a reason other than cause, death, permanent disability, or normal retirement). In the event of the death or permanent disability of a holder, any Option previously granted to him or her shall be exercisable until the end of the Option period noted above, or until the expiration of 12 months after the date of death or permanent disability of such Option holder, whichever is earlier. In the event an optionholder ceases to be a director, officer, employee, or service provider for cause, any Option previously granted to him or her shall immediately expire and terminate. If an Option expires during a blackout period imposed by Westport, the expiry date of the Option is extended for ten business days after the end of the last day of the blackout period. Also, if the Option expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the Option expires four business days after the end of the blackout period, the expiry date for that Option is extended by an additional six business days. In the event of a sale by Westport of all or substantially all of its assets or in the event of a change in control of Westport, each holder shall be entitled to exercise, in whole or in part, the Options granted to such holder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs. Options are non-assignable, although they contain provisions permitting the legal personal representative of an optionee, for a period of 12 months, to exercise the Option in the event of the death of the optionee. The Board of Directors may amend or revise the terms of the Stock Option Plan, subject to receipt of all necessary regulatory and Shareholder approvals.

Shareholder approval is not required for amendments to the Stock Option Plan, except for any amendment or modification that:

•	increases the number of Common Shares reserved for issuance under the Stock Option Plan;

•	reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving Westport (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

•	extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period established under Westport's Disclosure Policy);

•	extends eligibility to participate in the Stock Option Plan to persons other than officers, directors, and employees of Westport (or any affiliate) and its consultants (or any affiliates);

•	extends the total value of shares which may be granted to a non-executive director under the Stock Option Plan or any other share compensation arrangement of the Corporation;

•	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

•	permits awards other than Options to be made under the Stock Option Plan; or

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•	amends the amendment provisions contained in the Stock Option Plan.

With the exception of the foregoing amendments, the Stock Option Plan, as amended, provides that all other amendments to the Stock Option Plan may be made by the Board of Directors without Shareholder approval. The Stock Option Plan additionally provides that if any eligible participant under the Stock Option Plan is subject to a requirement that he or she not benefit personally from a grant of Options, the Board of Directors may grant any Options to which such person would otherwise be entitled to such person's employer or other entity designated by them that directly or indirectly imposes that requirement on the individual.

Share Unit Plans

As of March 11, 2015, no Common Shares remain available for issuance in connection with new Share Unit grants under the Share Unit Plan. This discussion is provided for historical reference. No further equity compensation grants are expected under the Share Unit Plan and all future equity compensation grants are expected to be issued under the Omnibus Plan, as described above.

As at December 31, 2014, an aggregate of 228,903 Units were outstanding under the Share Unit Plan, representing 0.36% of the then issued and outstanding Common Shares. As at March 11, 2015, an aggregate of 228,903 Units were outstanding under the Share Unit Plan, representing 0.36% of the then issued and outstanding Common Shares.

A Unit granted pursuant to the Share Unit Plan entitles the holder, subject to the terms and conditions of the plan and the holder's unit agreement, to receive one fully paid Common Share. The fixed maximum number of Common Shares reserved for issuance under the Share Unit Plan is 2,142,856.

The current terms of the Share Unit Plan provide that: (i) Units may not be granted to satisfy retainers payable to directors of Westport or in lieu of cash payments; (ii) Units may not be granted for selected consulting or contract services; and (iii) the number of Common Shares reserved for issuance to insiders under the Share Unit Plan and all other share compensation arrangements may not exceed 10% of the outstanding Common Shares and that the number of Common Shares issued to insiders under the Share Unit Plan or any other share compensation arrangement shall not exceed 10% of the outstanding Common Shares within any one-year period.

The Board of Directors has the discretion to select the participants to participate in the Share Unit Plan, grant the Units and impose such restrictions, vesting periods and provisions, and other conditions on the Units as it determines. The Share Unit Plan also stipulates that: (i) the number of Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (British Columbia)) under the Share Unit Plan or any other Westport share compensation arrangement, within a one year period, shall not exceed 5% of the outstanding Common Shares; and (ii) the number of Common Shares that may be issued under the Share Unit Plan to the directors of Westport (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate. The Board of Directors may amend or revise the terms of the Share Unit Plan, subject to receipt of all necessary approvals, provided that no such amendment or revision shall materially adversely affect the rights of any participant under the plan.

The Units under the Share Unit Plan expire on the date of the expiration of the set expiration period as set by the Board of Directors, provided that no Unit shall be exercisable for a period exceeding ten years from the grant date. If a Unit expires during a blackout period imposed by Westport, the expiry date of the Unit is extended for ten business days after the end of the last day of the blackout period. Also, if the Unit expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the Unit expires four business days after the end of the blackout period, the expiry date for that Unit is extended by an additional six business days. Units or any rights or interest of a holder under the Share Unit Plan may be assigned, encumbered or transferred to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the holder by will or by the laws of succession and distribution. Units or any rights or interest of a holder under the Share Unit Plan may also be assigned to the extent permitted by law or the rules of any applicable stock exchange or regulatory authority.

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SECTION 5:
ADDITIONAL INFORMATION

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ADDITIONAL INFORMATION

Except as otherwise specified herein, the information set forth in this Circular is provided as of March 11, 2015.

Additional information relating to Westport is available through the Internet at www.westport.com and on SEDAR at www.sedar.com. The information relating to Westport at www.westport.com should not be considered incorporated herein by reference. Financial information of Westport is provided in the comparative financial statements and MD&A of Westport for the most recently completed financial year. Copies of the financial statements and MD&A of Westport may be obtained from the Vice President, Capital Markets & Communications, of Westport at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at (604) 718-2001.

DATED effective the 11th day of March, 2015.

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SECTION 6:
SCHEDULES AND ATTACHMENTS

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SCHEDULE "A"
BOARD OF DIRECTORS' CHARTER

The Charter of the Board of Directors Of Westport Innovations Inc.

Purpose of the Charter

This Charter has been adopted by the Board of Directors (the “Board”) of Westport Innovations Inc. (“Westport”) to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, the position descriptions for the CEO, Board Chair, Lead Director, and Committee Chairs, Westport’s By-Laws and Articles, and the various policies, codes and guidelines adopted by the Board collectively comprise Westport's overall corporate governance framework.

Definitions

Where used in this Charter, the following terms have the following meanings:

"Executive Management" means all appointed officers, executive level vice presidents, and select other key vice presidents of Westport.

"Independent Auditor" means the independent auditor nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for Westport.

"Independent Director" means a Director who meets the independence standards specified under applicable law and the regulations of the relevant stock exchanges where Westport shares are listed. In 2014, this means Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators, Section 311 footnote of the TSX Company Manual, and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules.

Composition of the Board

The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of Westport in order to effectively perform the duties of the Board. Directors are elected at the annual meeting of shareholders and serve a one year term.

The Independent Directors will elect the Board Chair annually at the first meeting of the Directors after the annual meeting of shareholders. If the Independent Directors select a Director as Board Chair who is not an Independent Director (which may be for reasons promoting Board effectiveness or to facilitate Board development or transitions) the Independent Directors in such case will also appoint an Independent Director as the Board's Lead Director. If so appointed, the Lead Director shall have the powers, duties and responsibilities set forth in Westport’s position description for the Lead Director, a copy of which is available on Westport’s website.

The Board may manage the responsibilities, obligations, and procedures set out in this Charter either directly or through committees of the Board. As at the date hereof, the Board has formed four committees and delegated specific responsibilities to each committee. Those committees are: Audit, Human Resources and Compensation (HRC), Nominating and Corporate Governance (NCG), and Strategy. Each committee operates under its own Charter (a copy of which is available on Westport’s website), and has a chairperson responsible for leadership and overall operation of their respective committee.

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Nomination and Election of Directors

Recruiting an appropriate group of people to act as Directors of a public company is a challenging task. Westport's Board Chair and the NCG Committee work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.

Prospective Directors must have personal and professional integrity, skills that are relevant to Westport’s business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. To that end the NCG Committee will annually review Board composition and requirements, individual Director contributions and potential candidates for election as Westport Directors, and recommend a slate of Directors for election by shareholders.

If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with Westport’s Majority Voting Policy (a copy of which is available on Westport’s website). Following receipt of a resignation tendered pursuant to Westport's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the NCG Committee shall consider whether or not to accept the offer of resignation in accordance with the Majority Voting Policy.

Board Independence and Effectiveness

Westport believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for Westport to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where Westport shares are listed (except for any non-Independent Directors) but also independent in practice.

To that end, the Board has adopted several organizational principles:

•	The Audit Committee Chair, the NCG Committee Chair and the HRC Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.

•	Executive sessions of Independent Directors excluding management will be held at each meeting of the Board. These sessions will be led by the Board Chair (or by the Lead Director, if the Chair is not an Independent Director).

•	The Board has also formed an Advisory Board to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the Directors and management. Advisory Board members will always be independent from management. Advisory Board members are independent consultants to the Board and not Directors.

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Certain functions shall be the exclusive responsibility of Independent Directors, consulting closely with the CEO and Board Chair, who will then bring recommendations to the full Board for approval. These functions include:

(a)	Revising the Charter of the Board from time to time;

(b)	Developing a position description for the Chair of the Board and for the Lead Director (if the Board Chair is not an Independent Director); and

(c)	Developing a position description for the CEO, as well as indicators to measure the CEO’s performance.

Board Leadership

The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:

•	He or she will establish an annual calendar with the Board and committee meetings scheduled at least 12 months in advance. Other meetings will be scheduled by the Board Chair with reasonable notice to all Directors.
•	He or she will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each meeting.
•	He or she will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute Chair if necessary.
•	He or she will represent Westport in discussions with third parties, including Westport shareholders and other stakeholders as well as business partners, suppliers, regulators and professional advisors of all kinds.
•	In conjunction with the NCG Chair, he or she is responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance.
•	The Board Chair will appoint all committee chairs annually.

If the Board Chair is not an Independent Director, then there shall be an Independent Director serving as Lead Director who will perform the duties and responsibilities set out in the Lead Director’s position description. In such a case certain of the above duties and responsibilities will be performed instead by the Lead Director as indicated in the Lead Director's position description.

Role and Responsibility of the Board

In general terms, the Board is responsible for the overall stewardship of Westport and is charged with overseeing the management of the business and affairs of Westport pursuant to its Bylaws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value.

The Board has responsibility for the following matters:

(a)	Executive Leadership and Oversight: the Board (excluding the CEO) has the authority to select, appoint, and, if necessary, terminate the CEO. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that Westport is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout Westport. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The Board also shall be consulted and provide advice with respect to the appointment by the CEO of other members of Executive Management. The Board is responsible for CEO succession planning, and for providing oversight with respect to the Executive Management team’s succession plan.

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(b)	Corporate Communications: the Board has specific responsibilities under applicable laws, rules and regulations to review and approve Westport's annual financial statements, the related Management’s Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.

(c)	Risk Assessment and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by Westport and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of Westport's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of such systems and to make any recommendations to the Board.

(d)	Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of Westport and for setting its principles and processes in this regard, and has delegated primary responsibility for this to Westport’s NCG Committee.

(e)	Strategic Plan: Westport operates in a fast changing industry with new market opportunities arising constantly, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. The Board has formed the Strategy Committee, including both members of the Board and Executive Management, to oversee the strategic planning process and to produce, no less than once a year, an updated and revised Strategic Plan for Westport. Typically, the updated plan will be reviewed by the Strategy Committee at the July meeting and, after input and comments, presented to the Board in October for approval.

(f)	Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.

(g)	Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long term best interests of Westport shareholders.

(h)	Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long term best interests of Westport shareholders.

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(i)	Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique Westport culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long term success. The Board has delegated primary responsibility for this issue to the HRC Committee.

(j)	Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular to set CEO compensation and make recommendations on Executive Management compensation programs to the Board.

Duties of Directors

The fundamental responsibility of Directors is to promote the long term best interests of Westport and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.

All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long term best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This document is by no means an exhaustive list of such duties and responsibilities.

Fiduciary duties are those that arise from the trust and confidence invested in them by shareholders of Westport. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all Westport matters. Decisions must be made in good faith and with the long term interests of Westport and its shareholders in mind.

In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of Westport and have a solid understanding of the strategic plan and the financial condition of Westport.

Directors are entitled to rely in good faith on the financial statements of Westport which are represented to them by an officer of Westport or in a written report of the Independent Auditor of Westport as fairly reflecting the financial condition of Westport, and on opinions or reports of independent professional advisors.

In order to fulfill their fiduciary duties to Westport and its shareholders, each Director should: (i) prepare for and attend no less than 80% of the meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of Westport; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of Westport’s activities according to their own experience and occupation.

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Conflicts of Interest

A Director who is a party to a material contract or proposed material contract with Westport, or who is a Director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Westport, must disclose this interest in writing to the Board Chair at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.

If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of Westport, they must disclose their interest at the first meeting of the Board after they became a Director.

Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.

A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	An arrangement by way of security for money loaned to or obligations undertaken by that Director, or by a body corporate in which that Director has an interest, for the benefit of Westport or an affiliate;

(b)	A contract relating primarily to a Director’s remuneration as a Director, officer, employee or agent of Westport or an affiliate;

(c)	A contract for indemnity or insurance with respect to a Director or officer of Westport, a former Director or officer of Westport or a person who acts or acted at Westport’s request as a Director or officer of a body corporate of which Westport is or was a shareholder or creditor;

(d)	A contract with an affiliate of Westport, provided, however, that Directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.

Any profits or gains realized by a Director as a result of their privileged position on the Board must be reimbursed to Westport, except in the case of gains resulting from contracts with respect to which that Director has complied with the obligation to disclose his or her interest and refrained from voting.

Corporate opportunity

Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to Westport or for which it has been negotiating.

Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by Westport, or where it was their position with Westport that led to the opportunity.

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A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to Westport to participate in the transaction.

Duty of Independence

A Director must act strictly in the best interests of Westport and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of Westport, a Director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them subject to compliance with their general fiduciary duties.

Duty of Confidentiality

Directors of Westport have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:

(a)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	The Director was required or authorized by law to disclose the information;

(c)	The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or

(d)	The information was previously disclosed publicly.

Duty not to Misuse Information or Position

Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to Westport. Directors are insiders of Westport and, as such, must not use any information to trade in securities or to assist others to trade in securities before the information is available to the public.

Securities Trading and Insider reporting

Directors are required to comply with Westport's Trading Policy (including the blackout periods instituted under that policy) and all applicable laws, and to report to the appropriate regulatory authorities, and to Westport’s Vice President, Investor Relations & Communications, any changes in their direct or indirect beneficial ownership of or control or direction over securities of Westport within five days of the change.

Access to Management

Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will not interfere with or usurp management responsibility and authority. If a Director feels a decision or action taken by management is incorrect, the appropriate channel for discussion and debate is through the Board Chair, or Lead Director, and the CEO.

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An Effective Corporate Secretary

A Corporate Secretary who has a position description approved by the Board, or a designated secretary of Board meetings performing substantively the same functions, shall support the Board in its work. The Corporate Secretary shall report to the Chair of the Board. The Chair shall approve the appointment of the Corporate Secretary and evaluate his or her performance.

Retaining of Professional Advisors

The Board Chair or Lead Director may, in his or her discretion, retain professional advisors to provide services to the Board or a committee, at the expense of Westport, for the purpose of advising the Board or a committee in the execution of its responsibilities and duties.

Financial Statements

The Board has a duty to approve the annual financial statements of Westport and to submit the financial statements of Westport, and the Independent Auditors’ report thereon, for the preceding year to the shareholders at the annual general meeting of the shareholders of Westport.

The Audit Committee has primary responsibility with respect to the review of Westport’s quarterly and annual financial statements, including the responsibility for ensuring that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of Westport.

A Director is required to forthwith notify both the Audit Committee and Westport’s Independent Auditors of any error or misstatement of which he or she became aware in the audited financial statements of Westport. The Board has a duty to cause the preparation and issuance of corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.

On demand from Westport’s Independent Auditors, each present and former Director of Westport has a duty to furnish to Westport’s Independent Auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of Westport or its subsidiaries that he or she is reasonably able to furnish and which Westport’s Independent Auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.

Director Compensation

The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective Westport Director. In establishing such compensation the HRC Committee will consider the following objectives:

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•	Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures

•	Director compensation should align the interests of Independent Directors with those of Westport shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors

•	Compensation should recognize the extra work and responsibility taken on by Committee Chairs and members of committees

•	Compensation should recognize the significant workload and responsibility of the Board Chair

Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by Westport will not receive additional compensation for serving on the Board in any capacity.

Westport will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on Westport business, pursuant to Westport's Expense Reimbursement Policy.

Directors’ Shareholdings

In an effort to better align the interests of the Director with the common shareholders of Westport, each non-employee Director is required to hold a minimum of three times their cash annual retainer in Westport common shares or share units, to be acquired within a five year period, such period commencing on the date that the Director was initially elected to the Board.

Loans and Other Financial Transactions With Directors and Executive Management

Westport shall be prohibited from making any loans to any of its Directors or officers. For clarity, this prohibition is not meant to cover incidental instances where a Director or officer may be in a position requiring repayment of expenses or taxes in the normal course of business.

Westport has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in Westport derivatives including hedging and monetization schemes involving Westport shares. Directors shall comply at all times with Westport's Anti-Hedging Policy.

Other Board Memberships

Unless approved by the NCG Chair:

•	the CEO is prohibited from accepting directorships of another public company;

•	Directors will not sit on the Boards of more than four public companies;

•	three or more Westport Directors are prohibited from sitting on another public company’s board of directors together; and

•	No member of Executive Management may accept a directorship of another public company.

The CEO will also not accept a position on the board of a company whose CEO is a Westport Director.

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Annual Review of Charter

The Board shall annually review this Charter to ensure it is up to date, sufficient for assisting the Board in the exercise of its responsibilities, and consistent with the latest and best corporate governance practices.

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